Dreyfus Investment Portfolios, Core Bond Portfolio

SEMIANNUAL REPORT June 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Investment Portfolios, Core Bond Portfolio covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and Director of the Dreyfus Taxable Fixed Income Team that manages the portfolio.

The U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, causing heightened volatility in most sectors of the U.S. bond market. When it became clearer in the spring that an unexpectedly strong job market and higher energy prices reflected renewed inflationary pressures, many fixed-income investors began to anticipate higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004

2



DISCUSSION OF PERFORMANCE

Gerald E. Thunelius, Director and Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

How did Dreyfus Investment Portfolios, Core Bond Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2004, the portfolio's Initial shares achieved a total return of −1.54%, and its Service shares achieved a total return of −1.63%.[1] The portfolio produced aggregate income dividends of $0.202 per share and $0.201 per share for its Initial and Service shares, respectively. In comparison, the Lehman Brothers U.S. Aggregate Index (the "Index"), the portfolio's benchmark index, produced a total return of 0.15% for the same period.[2]

Bond prices fell during the second quarter of 2004 when investors became concerned that resurgent inflationary pressures might lead to higher interest rates. In anticipation of these concerns, we had adopted a more defensive posture earlier in the reporting period. While this positioning helped the portfolio's performance when the bond market became more volatile later in the reporting period, it held back returns earlier in the reporting period, when generally weak labor markets and low inflation continued to support bond prices.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return through both capital appreciation and current income. The portfolio invests at least 80% of its assets in bonds, including U.S. Treasury securities, U.S. government agency securities, corporate bonds, foreign bonds, mortgage- and asset-backed securities, convertible securities and preferred stocks. The portfolio may invest up to 35% of its assets in bonds rated below investment-grade credit quality, also known as high-yield securities.

Our investment approach emphasizes:

- *Fundamental economic analysis.* Our review of U.S. economic conditions helps us establish the portfolio's average duration, which is a measure of sensitivity to interest-rate changes. If interest rates appear to be rising, we will generally reduce the portfolio's average duration to keep cash available for the purchase of higher-yielding securities as they become available. If interest rates appear to be declining, we will generally increase the portfolio's average duration to lock in prevailing yields.

- *Sector allocation.* We allocate assets among the various sectors of the fixed-income marketplace according to their relative attractiveness based on prevailing and expected market and economic conditions.
- *Security selection.* We choose individual securities according to factors that include their yields, prices, liquidity and the financial health of their issuers.

What other factors influenced the portfolio's performance?

Corporate bonds continued to rally during the early part of the reporting period as business conditions improved for many issuers, and the portfolio's performance at the time benefited from its emphasis on corporate bonds. U.S. government securities also performed well early in the reporting period, when investors responded positively to the Federal Reserve Board's (the "Fed") statements that it could be "patient" before moving toward a less accommodative monetary policy.

However, at the start of 2004, we became concerned that long-dormant inflationary pressures might begin to resurface as the U.S. economy gained momentum. In addition, corporate bond prices had risen to levels that appeared overvalued to us. We began to adopt a more defensive posture, reducing the portfolio's overweight position in corporate bonds and increasing the overall credit quality of its corporate holdings. To guard against potentially higher interest rates, we reduced the portfolio's average effective duration and positioned the portfolio for narrower yield differences among U.S. government securities of various maturities.

In hindsight, these more defensive strategies may have been premature, because bond prices generally continued to rally through the first quarter of 2004 in response to weak U.S. labor markets and low inflation. In addition, yield differences among bonds of various maturities widened. Because of its relatively defensive posture, the portfolio did not participate fully in the bond market's strength early in the reporting period, causing its returns to lag the Index.

In April 2004, our earlier concerns appeared to be justified when higher energy prices and a strengthening job market suggested that inflationary pressures had begun to rise. Indeed, most investors at the time began to anticipate higher interest rates from the Fed at its meeting in late June. Although the portfolio's conservative positioning helped protect it from the effect of the market's decline during the second quarter of 2004, it was not enough to offset earlier weakness.

What is the portfolio's current strategy?

As expected, the Fed raised short-term interest rates by 25 basis points on June 30, 2004, in what many investors believe is the first in a series of rate hikes. In this environment, we have continued to maintain what we believe to be a relatively defensive investment posture — including a shorter than average duration and a focus on higher-quality bonds. As of the reporting period's end, we maintained the portfolio's slightly overweight positions in the market's more credit-sensitive market sectors, including corporate bonds and mortgage-backed securities, and lighter than average positions in the more interest-rate-sensitive sectors, such as U.S. Treasury securities and U.S. government agency debentures.

July 15, 2004

> *The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Core Bond Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.*

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

June 30, 2004 (Unaudited)

Bonds and Notes−86.7%	Principal Amount ($)	Value ($)
Aerospace & Defense−.5%		
General Dynamics,		
Sr. Notes, 4.5%, 2010	378,000	**376,714**
Agricultural−.3%		
Altria,		
Notes, 7%, 2013	220,000	**224,412**
Airlines−.3%		
American Airlines,		
Pass-Through Ctfs., Ser. 1999-1, 7.024%, 2009	159,000	157,310
Continental Airlines,		
Pass-Through Ctfs., Ser. 1998-1, Cl. A, 6.648%, 2017	127,761	119,324
US Air,		
Enhanced Equipment Notes, Ser. C, 8.93%, 2009	42,614 [a]	426
		277,060
Asset-Backed Ctfs./Credit Cards−.7%		
MBNA Master Credit Card Note Trust,		
Ser. 2002-C1, Cl. C1, 6.8%, 2014	525,000	**566,738**
Asset-Backed Ctfs./Home Equity Loans−1.5%		
Ameriquest Mortgage Securities,		
Ser. 2003-IA1, Cl. A4, 4.965%, 2033	1,000,000	993,642
Conseco Finance Securitizations,		
Ser. 2000-D, Cl. A3, 7.89%, 2018	4	4
Ser. 2000-E, Cl. A5, 8.02%, 2031	154,730	155,143
The Money Store Home Equity Trust,		
Ser. 1998-B, Cl. AF8, 6.11%, 2010	43,657	44,093
		1,192,882
Auto Manufacturing−1.0%		
Ford Motor,		
Notes, 7.45%, 2031	441,000 [b]	421,553
General Motors,		
Debs., 8.375%, 2033	361,000	383,193
		804,746
Automotive, Trucks & Parts−.7%		
Lear,		
Sr. Notes, Ser. B, 8.11%, 2009	470,000	**535,897**
Banking−1.2%		
Mizuho Finance,		
Gtd. Bonds, 5.79%, 2014	687,000 [c]	676,557
Rabobank Capital Funding II,		
Bonds, 5.26%, 2049	300,000 [c]	290,838
		967,395

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs.–7.3%		
Banc of America Commercial Mortgage, Ser. 2004-2, Cl. A1, 2.764%, 2038	2,254,061	2,192,348
CS First Boston Mortgage Securities, Ser. 1998-C1, Cl. A1A, 6.26%, 2040	264,248	271,454
Chase Commerical Mortgage Securities, Ser. 2001-245, Cl. A1, 6.173%, 2016	622,680 c,d	654,026
GE Capital Commercial Mortgage: Ser. 2004-C2, Cl. A1, 3.111%, 2009 Ser. 2004-C2, Cl. G, 5.326%, 2040	489,156 500,000 c	479,459 485,000
GS Mortgage Securities II: Ser. 2001-LIBA, Cl. F, 6.733%, 2016 Ser. 2003-C1, Cl. A1, 2.904%, 2040	300,000 c 1,526,363	315,776 1,496,219
		5,894,282
Commercial Services−.3%		
Cendant, Notes, 6.25%, 2010	215,000	**229,017**
Diversified Financial Services−3.0%		
American Express, Notes, 4.875%, 2013	208,000	202,199
Boeing Capital, Sr. Notes, 4.75%, 2008	279,000	284,437
Capital One Bank, Sub. Notes, 6.5%, 2013	315,000	325,339
Farmers Exchange Capital, Trust Surplus Note Securities, 7.05%, 2028	330,000 c	317,612
Ford Motor Credit, Notes, 1.668%, 2007	322,000 d	314,297
General Electric Capital, Sr. Notes, Ser. A, 4.25%, 2010	369,000	359,237
Goldman Sachs, Bonds, 5.15%, 2014	319,000	306,908
Jefferies, Sr. Notes, 5.5%, 2016	330,000	316,375
		2,426,404
Electric Utilities−2.0%		
Centerpoint Energy, Sr. Notes, Ser. B, 7.25%, 2010	466,000	496,215
Jersey Central Power & Light, First Mortgage, 5.625%, 2016	153,000 c	150,949

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Electric Utilities (continued)		
Pacific Gas & Electric, First Mortgage, 4.8%, 2014	301,000	285,750
Public Service Co. of Colorado, First Collateral Trust Bonds, Ser. 12, 4.875%, 2013	403,000	393,063
SCANA, Sr. Notes, 1.7%, 2006	271,000 [d]	271,327
		1,597,304
Foreign/Governmental—8.5%		
Federal Republic of Brazil, Bonds, 11%, 2040	862,000	813,513
Republic of Argentina, Gtd. Bonds, Ser. L-GP, 6%, 2023	2,020,000 [a]	1,033,382
Republic of Chile, Notes, 1.57%, 2008	770,000 [d]	778,085
Republic of Costa Rica:		
Bonds, 6.548%, 2014	160,000	137,737
Notes, 6.914%, 2008	149,000	146,474
Republic of Panama, Bonds, 9.625%, 2011	188,000	209,150
Republic of Peru,		
Bonds, 8.375%, 2016	173,000	161,755
Bonds, 8.75%, 2033	504,000	445,032
Republic of Turkey, Global Bonds, 11.875%, 2030	690,000	818,512
Russian Federation, Sr. Bonds, 5%, 2030	760,000 [d]	695,400
United Mexican States, Notes, Ser. A, 7.5%, 2033	1,714,000	1,663,437
		6,902,477
Health Care—1.3%		
Bristol-Myers Squibb, Notes, 5.75%, 2011	279,000	291,144
Manor Care, Gtd. Notes, 6.25%, 2013	328,000	335,790
Medco Health Solutions, Sr. Notes, 7.25%, 2013	368,000	394,683
		1,021,617

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Manufacturing—.5%		
Tyco International, Gtd. Notes, 5.8%, 2006	399,000	**416,319**
Media—1.9%		
British Sky Broadcasting, Gtd. Notes, 6.875%, 2009	186,000	203,341
Comcast:		
Notes, 6.5%, 2015	418,000	434,061
Notes, 8.375%, 2013	229,000	269,262
InterActive, Notes, 7%, 2013	327,000	353,207
Shaw Communications, Sr. Notes, 7.25%, 2011	207,000	215,843
Time Warner, Gtd. Notes, 6.875%, 2012	80,000 b	86,579
		1,562,293
Mining & Metals—.9%		
Noranda, Notes, 6%, 2015	800,000	**715,699**
Oil & Gas—1.3%		
Kerr-McGee, Notes, 6.95%, 2024	940,000	939,481
Petro-Canada, Notes, 4%, 2013	141,000	126,184
		1,065,665
Property-Casualty Insurance—.7%		
Genworth Financial, Notes, 6.5%, 2034	270,000	272,663
Kingsway America, Sr. Notes, 7.5%, 2014	170,000 c	167,356
Pennsylvania Mutual Life Insurance, Notes, 6.65%, 2034	165,000 c	164,679
		604,698
Real Estate Investment Trusts—.3%		
EOP Operating, Sr. Notes, 7%, 2011	75,000	81,858
New Plan Excel Realty Trust, Sr. Notes, 6.875%, 2004	175,000	177,163
		259,021

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs.–2.8%		
Bank of America Mortgage Securities II,		
Ser. 2003-1, Cl. B4, 5.25%, 2018	141,160 c	135,403
Chase Mortgage Finance,		
Ser. 2003-S1, Cl. B3, 5.072%, 2018	329,270 c	307,341
Ser. 2003-S2, Cl. B3, 5%, 2018	259,188 c	238,635
Ser. 2003-S2, Cl. B4, 5%, 2018	129,123 c	106,191
Ser. 2003-S2, Cl. B5, 5%, 2018	260,100 c	107,837
Countrywide Home Loans,		
Ser. 2002-26, Cl. B3, 5.5%, 2017	185,845 c	176,664
Ser. 2003-15, Cl. B5, 4.874%, 2018	572,813 c	211,941
Harborview Mortgage Loan Trust,		
Ser. 2004-4, Cl. 3A, 2.975%, 2034	791,998 d	776,158
Residential Funding Mortgage Securities I,		
Ser. 2003-S1, Cl. B1, 5%, 2018	284,154 c	245,527
		2,305,697
Retail–0%		
Saks,		
Gtd. Notes, 7%, 2013	11,000	**10,918**
Structured Index–4.6%		
AB Svensk ExportKredit,		
GSNE-ER Indexed Notes, 0%, 2007	2,630,000 e	2,523,485
DJ Trac-X,		
Credit Linked Trust Certificates, 7.375%, 2009	1,000,000 b,c,f	978,750
Credit Linked Trust Certificates, 8%, 2009	263,000 b,c,f	255,603
		3,757,838
Telecommunications–3.3%		
British Telecommunications,		
Notes, 8.375%, 2010	774,000	905,040
Lucent Technologies,		
Debs., Ser. B, 2.75%, 2025	436,000 b	640,920
Qwest:		
Bank Note, Ser. A, 6.5%, 2007	418,000 d	434,720
Bank Note, Ser. B, 6.95%, 2010	249,000 d	245,888
Sprint Capital,		
Gtd. Notes, 6%, 2007	189,000	198,041
Verizon Florida,		
Debs., Ser. F, 6.125%, 2013	269,000	276,959
		2,701,568
Transportation–.8%		
MISC Capital,		
Notes, 6.125%, 2014	673,000 c	**671,403**

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government−9.5%		
U.S. Treasury Inflation Protection Securities, 3.375%, 4/15/2032	3,387,869 g	4,129,924
U.S. Treasury Notes:		
3.125%, 5/15/2007	2,000,000	2,000,620
4.75%, 5/15/2014	1,522,000	1,538,346
		7,668,890
U.S. Government Agencies−3.2%		
Federal Home Loan Banks, Bonds, Ser. 432, 4.5%, 9/16/2013	1,430,000	1,371,414
Federal Home Loan Mortgage Corp., Notes, 7%, 3/15/2010	1,085,000	1,223,804
		2,595,218
U.S. Government Agencies/ Mortgage Backed−28.3%		
Federal Home Loan Mortgage Corp.:		
REMIC Gtd. Multiclass Mortgage Participation Ctfs.:		
Ser. 2586, Cl. WE, 4%, 12/15/2032	464,692	455,138
(Interest Only Obligations):		
Ser. 1999, Cl. PW, 7%, 8/15/2026	279 h	2
Ser. 2649, Cl. IU, 5%, 12/15/2021	4,700,092 h	678,081
Ser. 2752, Cl. GM, 5%, 3/15/2026	3,000,000 h	684,508
Ser. 2764, Cl. IQ, 5%, 1/15/2022	1,010,300 h	120,648
Federal National Mortgage Association:		
5%, 9/1/2017	195,068	196,017
6.2%, 1/1/2011	1,928,863	2,078,631
(Interest Only Obligations),		
Ser. 2002-82, Cl. IB, 5.5%, 1/25/2021	685,383 h	5,133
Governmet National Mortgage Association I,		
5.5%, 3/15/2033−2/15/2034	2,209,628	2,212,112
6%	85,000 i	87,045
6%, 12/15/2033-2/15/2034	14,901,076	15,300,166
(Interest Only Obligations),		
Ser. 2004-19, Cl. KI, 5%, 10/16/2027	4,063,079 h	508,195
Government National Mortgage Association II,		
3%, 7/20/2030	46,543 d	45,727
6.5%, 7/20/2031-9/20/2031	434,569	453,716
7%, 7/20/2031	33,279	35,338
7.5%, 5/20/2031-8/20/2031	107,242	115,486
		22,975,943
Total Bonds and Notes (cost $71,091,658)		**70,328,115**

Preferred Stocks−.8%	Shares	Value ($)
Mining & Metals;		
Freeport-McMoRan Copper & Gold, Cum. Conv., $55 (cost $645,102)	724 [c]	**650,695**

Other Investments−12.8%		
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	3,453,000 [j]	3,453,000
Dreyfus Institutional Cash Advantage Plus Fund	3,453,000 [j]	3,453,000
Dreyfus Institutional Preferred Plus Money Market Fund	3,453,000 [j]	3,453,000
Total Other Investments (cost $10,359,000)		**10,359,000**

Short-Term Investments−1.2%	Principal Amount ($)	Value ($)
Banking−.9%		
Deutsche Bank AG, 5.24%, 2/13/2005	750,000 [d]	**748,125**
U.S. Treasury Bills−.3%		
.95%, 7/15/2004	100,000 [k]	99,954
.99%, 9/16/2004	150,000 [k]	149,601
		249,555
Total Short-Term Investments (cost $999,557)		**997,680**

Investment of Cash Collateral for Securities Loaned—2.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,299,840)	2,299,840 j	**2,299,840**
Total Investments (cost $85,395,157)	**104.3%**	**84,635,330**
Liabilities, Less Cash and Receivables	**(4.3%)**	**(3,499,731)**
Net Assets	**100.0%**	**81,135,599**

a Non-income producing—security in default.

b All or a portion of these securities are on loan. At June 30, 2004, the total market value of the portfolio's securities on loan is $2,212,886 and the total market value of the collateral held by the portfolio is $2,299,840.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2004, these securities amounted to $7,308,783 or 9.0% of net assets.

d Variable rate security—interest rate subject to periodic change.

e Security linked to Goldman Sachs Non-Energy—Excess Return Index.

f Security linked to a portfolio of debt securities.

g Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

h Notional face amount shown.

i Purchased on a forward commitment basis.

j Investments in affiliated money market mutual funds.

k Partially or wholly held by a broker as collateral for open financial futures positions.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 6/30/2004 ($)
Financial Futures Long				
U.S. Treasury 10 Year Note	58	6,341,031	September 2004	**32,000**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities		
on loan, valued at $2,212,886)–Note 1(c):		
Unaffiliated issuers	72,736,317	71,976,490
Affiliated issuers	12,658,840	12,658,840
Cash		139,535
Receivable for investment securities sold		6,937,713
Dividends and interest receivable		684,214
Receivable for futures variation margin–Note 4		36,256
Receivable for shares of Beneficial Interest subscribed		4,727
Paydowns receivable		1,169
Prepaid expenses		2,637
		92,441,581
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		49,963
Payable for investment securities purchased		8,864,733
Liability for securities on loan–Note 1(c)		2,299,840
Payable for shares of Beneficial Interest redeemed		58,716
Unrealized depreciation on swaps–Note 4		747
Accrued expenses		31,983
		11,305,982
Net Assets ($)		**81,135,599**
Composition of Net Assets ($):		
Paid-in capital		82,827,257
Accumulated undistributed investment income–net		405,243
Accumulated net realized gain (loss) on investments		(1,368,327)
Accumulated net unrealized appreciation (depreciation) on investments (including $32,000 net unrealized appreciation on financial futures)		(728,574)
Net Assets ($)		**81,135,599**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	27,115,064	54,020,535
Shares Outstanding	2,152,867	4,293,447
Net Asset Value Per Share ($)	**12.59**	**12.58**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):

Income:

Interest	1,895,637
Dividends:	
Unaffiliated issuers	5,827
Affiliated issuers	37,877
Income from securities lending	10,567
Total Income	**1,949,908**
Expenses:	
Investment advisory fee–Note 3(a)	258,500
Distribution fees–Note 3(b)	70,581
Custodian fees–Note 3(b)	19,985
Professional fees	18,713
Prospectus and shareholders' reports	4,733
Trustees' fees and expenses–Note 3(c)	1,517
Interest expense–Note 2	764
Miscellaneous	664
Total Expenses	**375,457**
Less–waiver of fees due to undertaking–Note 3(a)	(44,611)
Net Expenses	**330,846**
Investment Income–Net	**1,619,062**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	818,563
Net realized gain (loss) on options transactions	102,054
Net realized gain (loss) on financial futures	(1,155,768)
Net realized gain (loss) on swap tansactions	(109,707)
Net realized gain (loss) on forward currency exchange contracts	(860,982)
Net Realized Gain (Loss)	**(1,205,840)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions (including $57,967 net unrealized appreciation on financial futures)	(1,815,919)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,021,759)**
Net (Decrease) in Net Assets Resulting from Operations	**(1,402,697)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income—net	1,619,062	3,122,660
Net realized gain (loss) on investments	(1,205,840)	4,138,157
Net unrealized appreciation (depreciation) on investments	(1,815,919)	(776,013)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(1,402,697)**	**6,484,804**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(466,964)	(1,402,520)
Service shares	(888,471)	(2,383,575)
Net realized gain on investments:		
Initial shares	–	(597,559)
Service shares	–	(1,099,916)
Total Dividends	**(1,355,435)**	**(5,483,570)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,249,169	6,288,220
Service shares	2,109,782	7,180,294
Dividends reinvested:		
Initial shares	466,964	2,000,079
Service shares	888,471	3,483,491
Cost of shares redeemed:		
Initial shares	(5,579,763)	(10,583,514)
Service shares	(5,609,322)	(10,634,810)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,474,699)**	**(2,266,240)**
Total Increase (Decrease) in Net Assets	**(9,232,831)**	**(1,265,006)**
Net Assets ($):		
Beginning of Period	90,368,430	91,633,436
End of Period	**81,135,599**	**90,368,430**
Undistributed investment income—net	405,243	141,616

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Capital Share Transactions:		
Initial Shares		
Shares sold	96,760	481,407
Shares issued for dividends reinvested	36,396	153,156
Shares redeemed	(434,880)	(806,182)
Net Increase (Decrease) in Shares Outstanding	**(301,724)**	**(171,619)**
Service Shares		
Shares sold	163,222	548,807
Shares issued for dividends reinvested	69,327	267,062
Shares redeemed	(438,232)	(810,360)
Net Increase (Decrease) in Shares Outstanding	**(205,683)**	**5,509**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Six Months Ended June 30, 2004 | Year Ended December 31, | | | |
Initial Shares	(Unaudited)	2003	2002	2001[a]	2000[b]
Per Share Data ($):					
Net asset value, beginning of period	13.00	12.87	12.67	12.94	12.50
Investment Operations:					
Investment income–net	.25[c]	.45[c]	.61[c]	.75[c]	.50
Net realized and unrealized gain (loss) on investments	(.46)	.47	.21	(.18)	.56
Total from Investment Operations	(.21)	.92	.82	.57	1.06
Distributions:					
Dividends from investment income–net	(.20)	(.54)	(.62)	(.72)	(.50)
Dividends from net realized gain on investments	–	(.25)	–	(.12)	(.12)
Total Distributions	(.20)	(.79)	(.62)	(.84)	(.62)
Net asset value, end of period	12.59	13.00	12.87	12.67	12.94
Total Return (%)	(1.54)[d]	7.27	6.70	4.55	8.61[d]
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.71[e]	.72	.80	.80	.80[e]
Ratio of net investment income to average net assets	3.82[e]	3.39	4.82	5.71	6.24[e]
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	–	–	–	.17	1.10[e]
Portfolio Turnover Rate	365.78[d,f]	905.09[f]	653.12	654.39	953.66[d]
Net Assets, end of period ($ x 1,000)	27,115	31,912	33,810	26,744	12,048

[a] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 6.04% to 5.71%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.

[b] From May 1, 2000 (commencement of operations) to December 31, 2000.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactions for the six month period ended June 30, 2004 and the year ended December 31, 2003 were 317.71% and 684.58%, respectively.

See notes to financial statements.

Service Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,			
		2003	2002	2001[a]	2000[b]
Per Share Data ($):					
Net asset value, beginning of period	12.99	12.87	12.66	12.93	12.93
Investment Operations:					
Investment income−net	.24[c]	.43[c]	.62[c]	.70[c]	−
Net realized and unrealized gain (loss) on investments	(.45)	.47	.21	(.13)	−
Total from Investment Operations	(.21)	.90	.83	.57	−
Distributions:					
Dividends from investment income−net	(.20)	(.53)	(.62)	(.72)	−
Dividends from net realized gain on investments	−	(.25)	−	(.12)	−
Total Distributions	(.20)	(.78)	(.62)	(.84)	−
Net asset value, end of period	12.58	12.99	12.87	12.66	12.93
Total Return (%)	(1.63)[d]	7.11	6.78	4.46	−
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.80[e]	.80	.80	.80	−
Ratio of net investment income to average net assets	3.72[e]	3.29	4.82	5.77	−
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.16[e]	.17	.20	.35	−
Portfolio Turnover Rate	365.78[d,f]	905.09[f]	653.12	654.39	953.66[d]
Net Assets, end of period ($ x 1,000)	54,021	58,456	57,823	30,416	1

[a] *As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 6.10% to 5.77%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.*

[b] *The portfolio commenced offering Service shares on December 31, 2000.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *The portfolio turnover rates excluding mortgage dollar roll transactions for the six month period ended June 30, 2004 and the year ended December 31, 2003 were 317.71% and 684.58%, respectively.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Core Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return through capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the fund's Board of Trustees. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit and includes such credits in interest income.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On June 30, 2004, the Board of Trustees declared a cash dividend of $.046 and $.043 per share for Initial shares and Service shares, respectively, from undistributed investment income-net, payable on July 1, 2004 (ex-dividend date), to shareholders of record as of the close of business on June 30, 2004.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: ordinary income $5,483,570. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the leveraging arrangement during the period ended June 30, 2004 was approximately $109,900, with a related weighted average annualized interest rate of 1.40%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .60 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2004 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .80 of 1% of the value of the average daily net assets of their class. During the period ended June 30, 2004, the Manager waived receipt of fees of $44,611, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2004, Service shares were charged $70,581 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $38 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $19,985 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: investment advisory fees $40,240, Rule 12b-1 distribution plan fees $11,176, custodian fees $9,271 and transfer agency per account fees $38, which are offset against an expense reimbursement currently in effect in the amount of $10,762.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions during the period ended June 30, 2004, amounted to $312,474,164 and $328,874,761, respectively, of which $41,065,483 in purchases and $41,182,846 in sales were from dollar roll transactions.

The portfolio may enter into dollar roll transactions with respect to mortgage-backed securities. In a dollar roll transaction, the portfolio sells mortgage-backed securities to a financial institution and simultaneously agrees to accept substantially similar (same type, coupon and maturity) securities at a later date, at an agreed upon price.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2004, are set forth in the Statement of Financial Futures.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the portfolio's call/put options written for the period ended June 30, 2004:

| | Face Amount | | Options Terminated | |
Options Written:	Covered by Contracts ($)	Premiums Received ($)	Cost ($)	Net Realized Gain ($)
Contracts outstanding December 31, 2003	6,990,000	47,532		
Contracts expired	6,990,000	47,532	–	47,532
Contracts outstanding June 30, 2004	**–**	**–**		

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At June 30, 2004, there were no forward currency exchange contracts outstanding.

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. Net periodic interest payments to be received or paid are accrued daily and are recorded in net realized gain (loss) on swap transactions in the Statement of Operations. Credit default swaps are marked-to-market daily and the change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations. The following summarizes credit default swaps entered into by the portfolio at June 30, 2004:

Notional Amount ($)	Description	Unrealized (Depreciation) ($)
550,000	Agreement with UBS terminating March 20, 2009 to pay a fixed rate of .095% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Republic of Italy, 6%, 5/29/2008	(747)

Realized gains and losses on maturity or termination of swaps are presented in the Statement of Operations. Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At June 30, 2004, accumulated net unrealized depreciation on investments was $759,827, consisting of $590,968 gross unrealized appreciation and $1,350,795 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

Dreyfus
Investment Portfolios,
Core Bond Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

0165SA0604

Dreyfus Investment Portfolios, Core Value Portfolio

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Investment Portfolios, Core Value Portfolio covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with Brian Ferguson, portfolio manager and member of the Large Cap Value Team of The Boston Company Asset Management.

Although the U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, most major stock-market indices generally ended the reporting period only slightly higher than where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and potentially higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF PERFORMANCE

Brian Ferguson, Portfolio Manager, Large Cap Value Team

How did Dreyfus Investment Portfolios, Core Value Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2004, Dreyfus Investment Portfolios, Core Value Portfolio produced total returns of 3.09% for its Initial shares and 2.96% for its Service shares.[1] In comparison, the portfolio's benchmark, the S&P 500/BARRA Value Index, produced a total return of 4.17% for the same period.[2]

We attribute the portfolio's performance to a sluggish market environment in which positive factors, such as strong economic growth and higher corporate earnings, were offset by investors' concerns regarding inflationary pressures and higher interest rates. The portfolio's returns modestly trailed the benchmark primarily due to its emphasis on technology stocks, which lagged during the reporting period, and its limited exposure to two of the better-performing market sectors, energy and financial services.

As of April 5, 2004, the portfolio is being managed by a committee of portfolio managers; the Large Cap Value Team of The Boston Company Asset Management, an affiliate of The Dreyfus Corporation. Each committee member is also an employee of The Dreyfus Corporation.

What is the portfolio's investment approach?

The portfolio invests primarily in large-cap companies that are considered undervalued based on traditional measures, such as price-to-earnings ratios. When choosing stocks, we use a "bottom-up" stock selection approach, focusing on individual companies, rather than a "top-down" approach that forecasts market trends. We also focus on a company's relative value, financial strength, sales and earnings momentum and likely catalysts that could ignite the stock price.

What other factors influenced the portfolio's performance?

In contrast to the U.S. stock market's strong returns during 2003, stock prices rose only modestly during the first half of 2004 as investors grew increasingly concerned about the potential effects of higher interest rates, renewed inflationary pressures and ongoing geopolitical instability on corporate earnings. These concerns became more acute in early April 2004, when the U.S. Department of Labor released statistics showing unexpected strength in labor markets and energy prices surged higher. In an effort to forestall a potential acceleration of inflation, the Federal Reserve Board raised short-term interest rates to 1.25% on June 30. However, this move was widely anticipated by investors in the weeks before it was formally implemented.

In this economic environment, the portfolio's performance lagged the S&P 500/BARRA Value Index, primarily due to its emphasis on technology stocks, including two semiconductor stocks, Intel Corporation and Fairchild Semiconductor, whose profits fell primarily due to higher costs associated with research and development activities and investments in new plants. In addition, the portfolio had less exposure than the benchmark to energy stocks, one of the stronger market sectors during the reporting period amid rising oil prices. Within the financial services sector, the portfolio favored large investment banks and asset managers, both of which tend to be economically sensitive and were hurt in the spring of 2004, when investors began to anticipate the increase in short-term interest rates that occurred on June 30, 2004.

Nonetheless, many of the portfolio's stocks posted gains during the reporting period. The fund's strongest returns stemmed from the utilities and capital goods areas. Within utilities, Texas Utilities benefited when its new CEO shed underperforming assets and, through restructuring and cost-cutting measures, led the company to higher earnings. Two wireless communications companies, AT&T Wireless Services, Inc. and Sprint Corp. benefited from improving business fundamentals as well as acquisition and consolidation activity, respectively. Clear winners among the portfolio's capital goods stocks included Boeing Co., whose stock price rose when several indicators indicated a positive inflection point in the commercial aerospace business cycle, and L.M. Ericsson Telephone Co., the manufacturer of wireless handsets, whose stock also rose during the reporting period. Eaton Corporation's stock also rose, largely due to strength in its trucking division and the anticipation of sales of replacement engine parts to meet new emissions regulations that become effective in 2007. Finally, the portfolio's position in John Deere appreciated due to an improved agricultural business environment that gave farmers more disposable income to buy farm equipment.

What is the portfolio's current strategy?

We have continued to employ our "bottom-up" stock selection strategy, looking for large-cap value stocks that possess what we believe are strong business fundamentals and have a catalyst in place that is likely to generate capital appreciation. As of the end of the reporting period, we are finding a greater number of stocks that meet these criteria within the capital goods, technology and consumer services industries. Conversely, we are finding fewer acceptable stocks within the utilities, financial services, transportation and basic industries areas. We also have gradually increased the portfolio's energy exposure in order to capture higher returns from rising oil prices.

July 15, 2004

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Core Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The S&P 500/BARRA Value Index is a capitalization-weighted index of all the stocks in the Standard & Poor's 500 Composite Price Index ("S&P 500 Index") that have low price-to-book ratios. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks—98.3%	Shares	Value ($)
Banking—11.9%		
Bank of America	33,305	2,818,269
Citigroup	63,800	2,966,700
Fannie Mae	11,700	834,912
U.S. Bancorp	39,500	1,088,620
Wachovia	32,700	1,455,150
		9,163,651
Basic Industries—1.7%		
Bowater	9,500	395,105
International Paper	20,900	934,230
		1,329,335
Beverages & Tobacco—.7%		
Altria Group	10,500	**525,525**
Brokerage—9.7%		
Goldman Sachs	23,800	2,241,008
J.P. Morgan Chase & Co.	59,800	2,318,446
Merrill Lynch	18,500	998,630
Morgan Stanley	36,800	1,941,936
		7,500,020
Capital Goods—10.6%		
Boeing	38,800	1,982,292
Eaton	7,800	504,972
Emerson Electric	9,000	571,950
NCR	13,400 [a]	664,506
Nokia, ADR	81,800	1,189,372
Tyco International	25,500	845,070
United Technologies	18,700	1,710,676
Xerox	49,500 [a]	717,750
		8,186,588
Consumer Durables—2.2%		
Koninklijke (Royal) Philips Electronics (New York Shares)	63,300	**1,721,760**
Consumer Non-Durables—2.8%		
Jones Apparel Group	16,100	635,628
Kimberly-Clark	6,300	415,044
Kraft Foods, Cl. A	22,900	725,472
Newell Rubbermaid	16,500	387,750
		2,163,894

Common Stocks (continued)	Shares		Value ($)
Consumer Services−14.4%			
Advance Auto Parts	10,800	a	477,144
AutoZone	13,200	a	1,057,320
Clear Channel Communications	33,000		1,219,350
DST Systems	16,100	a	774,249
Interpublic Group of Companies	24,700	a	339,131
Kroger	20,200	a	367,640
Liberty Media, Cl. A	162,064	a	1,456,955
Liberty Media International, Cl. A	8,103	a	300,621
McDonald's	30,500		793,000
Omnicom Group	17,700		1,343,253
Safeway	30,700	a	777,938
Viacom, Cl. B	39,600		1,414,512
Walt Disney	30,600		779,994
			11,101,107
Electronic Component & Instrument−.7%			
Seagate Technology	37,400	a	**539,682**
Energy−10.9%			
Apache	11,000		479,050
BP, ADR	20,800		1,114,256
ChevronTexaco	10,300		969,333
Cooper Cameron	8,300	a	404,210
Exxon Mobil	62,604		2,780,244
Pioneer Natural Resources	13,400		470,072
Schlumberger	19,100		1,213,041
Total SA, ADR	10,300		989,624
			8,419,830
Health Care−4.5%			
Cardinal Health	10,200		714,510
Medco Health Solutions	37,000	a	1,387,500
PacifiCare Health Systems	10,800	a	417,528
Pfizer	26,820		919,389
			3,438,927
Insurance−12.1%			
Allstate	16,700		777,385
American International Group	37,196		2,651,331
CIGNA	6,000		412,860
Genworth Financial, Cl. A	38,500	a	883,575

Common Stocks (continued)	Shares	Value ($)
Insurance (continued)		
Hartford Financial Services Group	19,100	1,312,934
Marsh & McLennan Cos.	8,800	399,344
PMI Group	26,400	1,148,928
Prudential Financial	28,700	1,333,689
UnumProvident	25,600	407,040
		9,327,086
Merchandising−.5%		
Dollar General	21,300	**416,628**
Technology−9.3%		
Automatic Data Processing	28,600	1,197,768
Fairchild Semiconductor, Cl. A	33,400 [a]	546,758
Intel	25,900	714,840
International Business Machines	8,700	766,905
Microsoft	85,800	2,450,448
Oracle	65,900 [a]	786,187
SunGard Data Systems	27,900 [a]	725,400
		7,188,306
Telecommunications−2.3%		
Sprint (FON Group)	99,400	**1,749,440**
Utilities−4.0%		
ALLTEL	15,700	794,734
Entergy	7,300	408,873
Exelon	11,900	396,151
TXU	13,800	559,038
Verizon Communications	26,650	964,464
		3,123,260
Total Common Stocks (cost $67,254,009)		**75,895,039**

Preferred Stocks−.8%		
Consumer Services;		
News Corp, ADR (cost $421,447)	20,150	**662,532**

Total Investments (cost $67,675,456)	**99.1%**	**76,557,571**
Cash and Receivables (Net)	**.9%**	**675,549**
Net Assets	**100.0%**	**77,233,120**

[a] *Non-income producing.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	67,675,456	76,557,571
Receivable for investment securities sold		732,505
Dividends and interest receivable		70,379
Receivable for shares of Beneficial Interest subscribed		4,301
Prepaid expenses		2,124
		77,366,880
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		55,539
Cash overdraft due to Custodian		12,809
Payable for shares of Beneficial Interest redeemed		31,717
Accrued expenses		33,695
		133,760
Net Assets ($)		**77,233,120**
Composition of Net Assets ($):		
Paid-in capital		74,872,079
Accumulated undistributed investment income–net		279,108
Accumulated net realized gain (loss) on investments		(6,800,182)
Accumulated net unrealized appreciation (depreciation) on investments		8,882,115
Net Assets ($)		**77,233,120**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	34,570,327	42,662,793
Shares Outstanding	2,393,264	2,951,764
Net Asset Value Per Share ($)	**14.44**	**14.45**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $16,971 foreign taxes withheld at source)	623,705
Interest	9,116
Income from securities lending	5,363
Total Income	**638,184**
Expenses:	
Investment advisory fee–Note 3(a)	287,848
Distribution fees–Note 3(b)	54,417
Professional fees	20,310
Prospectus and shareholders' reports	8,427
Custodian fees–Note 3(b)	6,066
Trustees' fees and expenses–Note 3(c)	1,219
Shareholder servicing costs–Note 3(b)	40
Miscellaneous	770
Total Expenses	**379,097**
Less–waiver of fees due to undertaking–Note 3(a)	(20,376)
Net Expenses	**358,721**
Investment Income–Net	**279,463**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	5,596,422
Net unrealized appreciation (depreciation) on investments	(3,641,005)
Net Realized and Unrealized Gain (Loss) on Investments	**1,955,417**
Net Increase in Net Assets Resulting from Operations	**2,234,880**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income−net	279,463	589,924
Net realized gain (loss) on investments	5,596,422	(114,806)
Net unrealized appreciation (depreciation) on investments	(3,641,005)	16,325,293
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,234,880**	**16,800,411**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(148,346)	(248,220)
Service shares	(143,642)	(280,034)
Total Dividends	**(291,988)**	**(528,254)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	3,769,067	3,235,592
Service shares	1,732,111	4,692,054
Dividends reinvested:		
Initial shares	148,346	248,220
Service shares	143,642	280,034
Cost of shares redeemed:		
Initial shares	(1,976,223)	(5,890,089)
Service shares	(3,817,547)	(4,327,722)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(604)**	**(1,761,911)**
Total Increase (Decrease) in Net Assets	**1,942,288**	**14,510,246**
Net Assets ($):		
Beginning of Period	75,290,832	60,780,586
End of Period	**77,233,120**	**75,290,832**
Undistributed investment income−net	279,108	291,633

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Capital Share Transactions:		
Initial Shares		
Shares sold	262,125	261,379
Shares issued for dividends reinvested	10,231	19,911
Shares redeemed	(138,154)	(495,176)
Net Increase (Decrease) in Shares Outstanding	**134,202**	**(213,886)**
Service Shares		
Shares sold	119,816	404,335
Shares issued for dividends reinvested	9,900	22,857
Shares redeemed	(265,156)	(360,864)
Net Increase (Decrease) in Shares Outstanding	**(135,440)**	**66,328**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2004	Year Ended December 31,				
Initial Shares	(Unaudited)	2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	14.08	11.06	14.54	15.10	13.97	11.72
Investment Operations:						
Investment income—net[a]	.06	.12	.09	.12	.17	.07
Net realized and unrealized gain (loss) on investments	.37	3.01	(3.46)	(.45)	1.50	2.24
Total from Investment Operations	.43	3.13	(3.37)	(.33)	1.67	2.31
Distributions:						
Dividends from investment income—net	(.07)	(.11)	(.11)	(.01)	(.16)	(.06)
Dividends from net realized gain on investments	–	–	–	(.22)	(.38)	–
Total Distributions	(.07)	(.11)	(.11)	(.23)	(.54)	(.06)
Net asset value, end of period	14.44	14.08	11.06	14.54	15.10	13.97
Total Return (%)	3.09[b]	28.42	(23.29)	(2.08)	12.06	19.73
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.42[b]	.85	.88	.96	.97	1.00
Ratio of net investment income to average net assets	.41[b]	.99	.69	.83	1.19	.56
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	–	–	–	.02	.07	.50
Portfolio Turnover Rate	46.13[b]	55.90	65.72	65.13	110.74	97.14
Net Assets, end of period ($ x 1,000)	34,570	31,812	27,354	37,595	23,897	15,343

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,			
		2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	14.08	11.07	14.54	15.09	15.09
Investment Operations:					
Investment income−net	.05[b]	.10[b]	.08[b]	.08[b]	−
Net realized and unrealized gain (loss) on investments	.37	3.00	(3.45)	(.40)	−
Total from Investment Operations	.42	3.10	(3.37)	(.32)	−
Distributions:					
Dividends from investment income−net	(.05)	(.09)	(.10)	(.01)	−
Dividends from net realized gain on investments	−	−	−	(.22)	−
Total Distributions	(.05)	(.09)	(.10)	(.23)	−
Net asset value, end of period	14.45	14.08	11.07	14.54	15.09
Total Return (%)	2.96[c]	28.14	(23.31)	(2.08)	−
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.50[c]	1.00	1.00	1.00	−
Ratio of net investment income to average net assets	.33[c]	.84	.62	.61	−
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.04[c]	.10	.13	.27	−
Portfolio Turnover Rate	46.13[c]	55.90	65.72	65.13	110.74
Net Assets, end of period ($ x 1,000)	42,663	43,478	33,426	21,469	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company operating as a series company currently offering nine series, including the Core Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus ") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits based on available cash balances left on deposit and includes such credits in interest income.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $12,152,981 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $512,304 of the carryover expires in fiscal 2009, $10,101,121 expires in fiscal 2010 and $1,539,556 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: ordinary income $528,254. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the portfolio did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2004 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended June 30, 2004, the Manager waived receipt of fees of $20,376, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2004, Service shares were charged $54,417 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $40 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $6,066 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: investment advisory fees $45,149, Rule 12b-1 distribution plan fees $8,728, custodian fees $1,632 and transfer agency per account fees $30.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2004, amounted to $35,059,788 and $34,671,368, respectively.

At June 30, 2004, accumulated net unrealized appreciation on investments was $8,882,115, consisting of $10,005,272 gross unrealized appreciation and $1,123,157 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus
Investment Portfolios,
Core Value Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

0172SA0604

Dreyfus Investment Portfolios, Founders Discovery Portfolio

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Investment Portfolios, Founders Discovery Portfolio covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, James Padgett and Brad Orr, of Founders Asset Management LLC, the portfolio's sub-investment adviser. Messrs. Padgett and Orr became primary portfolio managers of the portfolio on April 20, 2004, and became its sole portfolio managers on May 14, 2004.

Although the U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, most major stock-market indices generally ended the reporting period only slightly higher than where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and potentially higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF PERFORMANCE

James Padgett and Brad Orr, Portfolio Managers
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Investment Portfolios, Founders Discovery Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2004, the portfolio produced total returns of 4.15% for its Initial shares and 4.17% for its Service shares.[1] In comparison, the Russell 2000 Index (the "Index"), the portfolio's benchmark, produced a total return of 6.76% for the same period.[2] Because the portfolio currently focuses primarily on small-cap growth stocks, we believe that the Russell 2000 Growth Index, which produced a total return of 5.68% for the reporting period, is also an accurate measure of the portfolio's performance for comparison purposes.[3] In addition, the portfolio is reported in the Lipper small-cap growth funds category, which produced an average total return of 3.83% during the reporting period.[4]

The first half of 2004 saw the strong micro-cap and low-quality biases that helped drive the market's advance in 2003 begin to subside. As a result, larger market cap stocks within the Russell 2000 Growth Index generally outperformed their smaller peers during the reporting period, and the stocks of money-losing companies in the Index generally underperformed stocks of more profitable companies. Given that the portfolio continues to emphasize higher-quality companies, this dynamic helped the portfolio generate higher returns than its Lipper category average for the reporting period. However, weaker stock selection in general contributed to the portfolio's lagging returns as compared to the Russell 2000 Index and, to a lesser extent, the Russell 2000 Growth Index.

What is the portfolio's investment approach?

The portfolio invests primarily in equity securities of small and relatively undiscovered U.S.-based companies that we believe possess high-growth potential. Typically, these companies are not listed on national securities exchanges but instead trade on the over-the-counter market. The portfolio may also invest in larger companies if, in our opinion, they represent better prospects for capital appreciation. Although the portfolio will normally invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities.

Rather than utilizing a "top-down" approach to stock selection, which relies on forecasting stock market trends, we focus on a "bottom-up" approach in which stocks are chosen according to their own individual merits. Stock selection is made on a company-by-company basis, with particular emphasis on companies that we believe are well-managed and well-positioned within their industries.

What other factors influenced the portfolio's performance?

Our bottom-up stock selection process identified a greater number of opportunities in the industrials sector than were represented in the Russell 2000 Growth Index. We emphasized companies in the transportation industry within industrials, particularly those in the freight forwarding and logistics business. Conversely, we found fewer stocks meeting our criteria in the technology and financials industry sectors relative to the Index.

In addition, the portfolio's performance benefited from strong contributions from individual holdings in a variety of market sectors. In the health care sector, SFBC International, a contract research organization for the pharmaceutical industry, benefited from the strong pace of drug development activity. Fisher Scientific International, a supplier of clinical laboratory equipment, posted strong gains when it announced a large acquisition that appears to be a good strategic fit for the company.

A number of stocks in the energy sector also fared well during the reporting period. Oilfield services company National-Oilwell gained value amid increased contracting activity in many of the company's international markets. Quicksilver Resources, an exploration and production company focusing on unconventional reservoirs, such as coal-bed methane, continued to demonstrate successful development of its business opportunities. Positive contributions to the portfolio's performance also were achieved by hotel franchiser Choice Hotels International, musical instrument retailer Guitar Center, and PTEK Holdings, a provider of conferencing and messaging services.

On the other hand, some of the portfolio's holdings produced disappointing results during the first half of 2004. Among them, Taro Pharmaceutical Industries reported lower than expected revenues from new over-the-counter products and higher marketing costs. Odyssey HealthCare, a hospice care provider, reported disappointing results and gave forward guidance that fell short of analysts' expectations. KVH Industries, a manufacturer of digital defense navigation products and consumer communication satellite tracking technology, was hampered by delays in closing a large defense order as well as the slower than expected launch of a new consumer-related product.

What is the portfolio's current strategy?

We reduced the number of holdings in the portfolio from approximately 119 at the beginning of the reporting period to approximately 91 at the end of the reporting period, in order to place greater emphasis on those existing investments in which we currently have greater levels of confidence, based on market conditions. In addition, we have continued to find what we believe to be attractive opportunities among stocks representing a variety of sectors and industries, including transportation firms, for-profit education businesses and hotel and lodging companies. We intend to continue to employ our longstanding strategy of investing in companies that, in our judgment, are poised to benefit from high-quality management teams and solid growth, and whose stocks are selling at what we regard as reasonable valuations.

July 15, 2004

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders Discovery Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*
   Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

[3] *SOURCE: LIPPER INC. — The Russell 2000 Growth Index is an unmanaged index, which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.*

[4] *Source: Lipper Inc.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks−96.8%	Shares	Value ($)
Air Freight & Logistics−2.4%		
Forward Air	5,225 a	195,415
Pacer International	9,685 a	179,173
UTI Worldwide	3,255	171,506
		546,094
Apparel, Accessories & Luxury Goods−1.6%		
Aeropostale	7,535 a	202,767
Hot Topic	7,610 a	155,929
		358,696
Banks−2.4%		
BankAtlantic Bancorp, Cl. A	10,550	194,647
NewAlliance Bancshares	12,050 a	168,218
Southwest Bancorporation of Texas	3,915	172,730
		535,595
Biotechnology−.7%		
QLT	8,240 a	**164,965**
Broadcasting & Cable TV−1.1%		
Cumulus Media, Cl. A	15,175 a	**255,092**
Building Products−1.5%		
Trex	8,675 a,b	**327,481**
Casinos & Gaming−1.1%		
Station Casinos	4,940	**239,096**
Commercial Services−2.6%		
Asset Acceptance Capital	5,155 a	87,635
Corinthian Colleges	9,680 a	239,483
Education Management	8,085 a	265,673
		592,791
Communications Equipment−5.3%		
Avocent	6,605 a	242,668
Harris	4,161	211,171
Polycom	17,740 a	397,553
Powerwave Technologies	28,290 a	217,833
Stratex Networks	44,062 a	129,983
		1,199,208
Construction & Farm Machinery & Heavy Trucks−.7%		
Wabtec	8,115	**146,395**

Common Stocks (continued)	Shares	Value ($)
Electrical Components & Equipment–1.3%		
AMETEK	7,120	220,008
Artesyn Technologies	9,395 [a]	84,555
		304,563
Electronic Equipment Manufacturers–2.1%		
Aeroflex	12,830 [a]	183,854
RadiSys	11,310 [a]	210,027
TTM Technologies	6,275 [a]	74,359
		468,240
Employment Services–1.5%		
Gevity HR	12,750	**333,922**
Entertainment–1.3%		
GTECH Holdings	6,220	**288,048**
Environmental Services–1.1%		
Stericycle	4,730 [a]	**244,730**
Food Distributors–.7%		
Performance Food Group	6,375 [a]	**169,193**
General Merchandise Stores–1.0%		
Tuesday Morning	8,055 [a]	**233,595**
Health Care–11.0%		
AMERIGROUP	5,135 [a]	252,642
eResearch Technology	7,120 [a]	199,360
Fisher Scientific International	6,465 [a,b]	373,354
Henry Schein	2,350 [a]	148,379
I-Flow	7,350 [a]	87,171
Integra LifeSciences Holdings	7,560 [a]	266,641
Merit Medical Systems	9,870 [a]	157,229
ResMed	4,685 [a]	238,748
SFBC International	13,685 [a]	428,751
Select Medical	24,880	333,890
		2,486,165
Hotels, Resorts & Cruise Lines–5.2%		
Choice Hotels International	7,825	392,502
Fairmont Hotels & Resorts	17,790	479,440
Gaylord Entertainment	9,500 [a]	298,205
		1,170,147

Common Stocks (continued)	Shares	Value ($)
Industrial Machinery−1.2%		
Actuant, Cl. A	7,060 a	**275,269**
Internet Software−1.2%		
Digitas	24,630 a	**271,669**
IT Consulting & Other Services−1.0%		
CIBER	10,605 a	87,173
Lionbridge Technologies	18,070 a	138,236
		225,409
Leisure Products−2.3%		
Marvel Enterprises	18,310 a,b	357,411
Polaris Industries	3,390	162,720
		520,131
Office Services & Supplies−.8%		
Herman Miller	6,545 b	**189,412**
Oil & Gas−3.9%		
CARBO Ceramics	1,555	106,129
National-Oilwell	12,664 a	398,789
Quicksilver Resources	2,985 a	200,204
Superior Energy Services	17,595 a	176,830
		881,952
Pharmaceuticals−9.0%		
Andrx	8,205 a	229,166
Angiotech Pharmaceuticals	7,320 a	147,498
Impax Laboratories	16,385 a	317,541
MGI Pharma	11,520 a	311,155
Medicis Pharmaceutical, Cl. A	9,620	384,319
Salix Pharmaceuticals	10,960 a	361,132
Taro Pharmaceutical Industries	6,800 a	295,800
		2,046,611
Publishing−.9%		
Getty Images	3,540 a,b	**212,400**
Recreation−1.2%		
LIFE TIME FITNESS	12,730 a	**267,330**
Restaurants−2.8%		
RARE Hospitality International	11,350 a	282,615
Red Robin Gourmet Burgers	6,020 a	164,767
Ruby Tuesday	6,760	185,562
		632,944

Common Stocks (continued)	Shares	Value ($)
Semiconductors & Equipment–6.3%		
Actel	9,745 a	180,282
Brooks Automation	14,359 a	289,334
Entegris	20,700 a	239,499
OmniVision Technologies	6,545 a,b	104,393
Semtech	15,375 a	361,928
Sigmatel	9,090 a	264,155
		1,439,591
Soft Drinks–1.3%		
Cott	9,315 a	**301,806**
Software–5.8%		
ANSYS	2,895 a	136,065
Altiris	15,370 a	424,366
Concur Technologies	12,255 a	131,128
Macrovision	12,546 a	314,026
Sonic Solutions	14,345 a,b	304,831
		1,310,416
Specialty Chemicals–.9%		
Valspar	4,045	**204,030**
Specialty Stores–4.1%		
Advance Auto Parts	5,855 a	258,674
Guitar Center	8,455 a	375,994
PETCO Animal Supplies	9,430 a	303,740
		938,408
Steel–.4%		
GrafTech International	8,590 a	**89,851**
Technology Distributors–1.9%		
Insight Enterprises	24,468 a	**434,552**
Telecommunications–2.0%		
PTEK Holdings	39,730 a,b	**458,087**
Trading Companies & Distributors–2.7%		
Fastenal	3,690	209,703
Hughes Supply	6,655 b	392,179
		601,882
Trucking–2.5%		
J.B. Hunt Transport Services	5,275	203,509
Knight Transportation	4,990 a	143,363

Common Stocks (continued)	Shares	Value ($)
Trucking (continued)		
Overnite	7,740	227,556
		574,428
Total Common Stocks		
(cost $18,652,587)		**21,940,194**

Short-Term Investments—9.7%	Principal Amount ($)	Value ($)
Agency Discount Note;		
Federal National Mortgage Association, 1.2%, 7/1/2004		
(cost $2,210,000)	2,210,000	**2,210,000**

Investment of Cash Collateral for Securities Loaned—9.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $2,088,793)	2,088,793 c	**2,088,793**

Total Investments (cost $22,951,380)	**115.7%**	**26,238,987**
Liabilities, Less Cash and Receivables	**(15.7%)**	**(3,554,004)**
Net Assets	**100.0%**	**22,684,983**

a *Non-income producing.*

b *A portion of these securities are on loan. At June 30, 2004, the total market value of the portfolio's securities on loan is $2,008,898 and the total market value of the collateral held by the portfolio is $2,088,793.*

c *Investment in affiliated money market mutual fund.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $2,008,898)–Note 1(b):		
Unaffiliated issuers	20,862,587	24,150,194
Affiliated issuers	2,088,793	2,088,793
Cash		82,416
Receivable for investment securities sold		212,323
Receivable for shares of Beneficial Interest subscribed		11,736
Dividends receivable		2,561
Prepaid expenses		1,614
		26,549,637
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		20,147
Liability for securities on loan–Note 1(b)		2,088,793
Payable for investment securities purchased		1,731,031
Payable for shares of Beneficial Interest redeemed		2,132
Accrued expenses		22,551
		3,864,654
Net Assets ($)		**22,684,983**
Composition of Net Assets ($):		
Paid-in capital		28,642,618
Accumulated investment (loss)–net		(104,874)
Accumulated net realized gain (loss) on investments		(9,140,368)
Accumulated net unrealized appreciation (depreciation) on investments		3,287,607
Net Assets ($)		**22,684,983**

Net Asset Value Per Share	Initial Shares	Service Shares
Net Assets ($)	19,641,228	3,043,755
Shares Outstanding	2,113,122	329,180
Net Asset Value Per Share ($)	**9.29**	**9.25**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $172 foreign taxes withheld at source)	18,811
Interest	7,580
Income on securities lending	2,707
Total Income	**29,098**
Expenses:	
Investment advisory fee–Note 3(a)	93,785
Auditing fees	15,459
Prospectus and shareholders' reports	10,412
Custodian fees–Note 3(b)	8,026
Distribution fees–Note 3(b)	3,877
Shareholder servicing costs–Note 3(b)	524
Trustees' fees and expenses–Note 3(c)	504
Legal fees	418
Loan commitment fees–Note 2	52
Miscellaneous	915
Total Expenses	**133,972**
Investment (Loss)–Net	**(104,874)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,145,364
Net unrealized appreciation (depreciation) on investments	(216,312)
Net Realized and Unrealized Gain (Loss) on Investments	**929,052**
Net Increase in Net Assets Resulting from Operations	**824,178**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment (loss)–net	(104,874)	(163,462)
Net realized gain (loss) on investments	1,145,364	126,273
Net unrealized appreciation (depreciation) on investments	(216,312)	4,518,581
Net Increase (Decrease) in Net Assets Resulting from Operations	**824,178**	**4,481,392**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	3,702,611	5,196,771
Service shares	128,968	329,846
Cost of shares redeemed:		
Initial shares	(678,637)	(1,820,073)
Service shares	(326,838)	(403,310)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**2,826,104**	**3,303,234**
Total Increase (Decrease) in Net Assets	**3,650,282**	**7,784,626**
Net Assets ($):		
Beginning of Period	19,034,701	11,250,075
End of Period	**22,684,983**	**19,034,701**
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	401,565	681,882
Shares redeemed	(73,497)	(252,071)
Net Increase (Decrease) in Shares Outstanding	**328,068**	**429,811**
Service Shares		
Shares sold	14,165	43,491
Shares redeemed	(35,880)	(55,313)
Net Increase (Decrease) in Shares Outstanding	**(21,715)**	**(11,822)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2004	Year Ended December 31,				
Initial Shares	(Unaudited)	2003	2002	2001	2000	1999[a]
Per Share Data ($):						
Net asset value, beginning of period	8.92	6.55	9.81	12.04	13.89	12.50
Investment Operations:						
Investment income (loss)−net[b]	(.04)	(.09)	(.08)	(.08)	(.08)	.01
Net realized and unrealized gain (loss) on investments	.41	2.46	(3.18)	(2.15)	(1.71)	1.38
Total from Investment Operations	.37	2.37	(3.26)	(2.23)	(1.79)	1.39
Distributions:						
Dividends from investment income−net	–	–	–	–	(.01)	–
Dividends from net realized gain on investments	–	–	–	–	(.05)	–
Total Distributions	–	–	–	–	(.06)	–
Net asset value, end of period	9.29	8.92	6.55	9.81	12.04	13.89
Total Return (%)	4.15[c]	36.18	(33.23)	(18.52)	(13.02)	11.12[c]
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.62[c]	1.41	1.34	1.39	1.41	.07[c]
Ratio of net investment income (loss) to average net assets	(.48)[c]	(1.15)	(1.06)	(.77)	(.60)	.06[c]
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	–	–	.05	.11	.52	1.45[c]
Portfolio Turnover Rate	49.66[c]	120.85	132.08	106.00	123.96	7.49[c]
Net Assets, end of period ($ x 1,000)	19,641	15,918	8,881	14,755	13,960	2,223

[a] From December 15, 1999 (commencement of operations) to December 31, 1999.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,			
		2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	8.88	6.53	9.78	12.04	12.04
Investment Operations:					
Investment (loss)−net	(.06)[b]	(.09)[b]	(.09)[b]	(.09)[b]	−
Net realized and unrealized gain (loss) on investments	.43	2.44	(3.16)	(2.17)	−
Total from Investment Operations	.37	2.35	(3.25)	(2.26)	−
Net asset value, end of period	9.25	8.88	6.53	9.78	12.04
Total Return (%)	4.17[c]	35.99	(33.23)	(18.77)	−
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.74[c]	1.50	1.46	1.49	−
Ratio of net investment (loss) to average net assets	(.61)[c]	(1.23)	(1.17)	(1.02)	−
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	−	.19	.18	.28	−
Portfolio Turnover Rate	49.66[c]	120.85	132.08	106.00	123.96
Net Assets, end of period ($ x 1,000)	3,044	3,117	2,369	2,599	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders Discovery Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is capital appreciation. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Dreyfus Service Corporation, which is a wholly-owned subsidiary of Dreyfus. Dreyfus Service Corporation (the "Distributor") is the distributor of the portfolio's shares, which are sold without a sales charge.

The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations, expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio received net earnings credits of $248 during the period ended June 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $10,001,687 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $1,024,575 of the carryover expires in fiscal 2008, $4,917,933 expires in fiscal 2009, $3,800,802 expires in fiscal 2010 and $258,377 expires in fiscal 2011.

The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .90 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2004 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1.50% of the value of the average daily net assets of their class. During the period ended June 30, 2004, there were no fees waived pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets

0 to $100 million	.25 of 1%
100 million to $1 billion	.20 of 1%
$1 billion to $1.5 billion	.16 of 1%
In excess of $1.5 billion	.10 of 1%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2004, Service shares were charged $3,877 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $67 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $8,026 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: investment advisory fees $16,984, Rule 12b-1 distribution plan fees $615, custodian fees $2,492 and transfer agency per account fees $56.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2004, amounted to $13,145,462 and $9,742,422, respectively.

At June 30, 2004, accumulated net unrealized appreciation on investments was $3,287,607, consisting of $4,075,278 gross unrealized appreciation and $787,671 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Investment Portfolios, Founders Discovery Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

 0193SA0604

Dreyfus
Investment Portfolios,
Emerging Leaders
Portfolio

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

Dreyfus Investment Portfolios, Emerging Leaders Portfolio # The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Investment Portfolios, Emerging Leaders Portfolio covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, Paul Kandel and Hilary Woods.

Although the U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, most major stock-market indices generally ended the reporting period only slightly higher than where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and potentially higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF PERFORMANCE

Paul Kandel and Hilary Woods, Portfolio Managers

How did Dreyfus Investment Portfolios, Emerging Leaders Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2004, Dreyfus Investment Portfolios, Emerging Leaders Portfolio produced total returns of 4.97% for its Initial shares and 4.82% for its Service shares.[1] This compares with a total return of 6.76% for the portfolio's benchmark, the Russell 2000 Index (the "Index"), for the same period.[2]

We attribute these returns to a mild rise in stock prices supported by a stronger U.S. economy and generally good corporate earnings reports. However, geopolitical uncertainties and concerns regarding potentially higher interest rates generally hampered the market's rise. The portfolio participated in the market's gains to a degree. Unfortunately, due to weakness among some of the portfolio's media-related and health care holdings, the portfolio's returns were more modest than its benchmark.

What is the portfolio's investment approach?

The portfolio seeks capital growth by investing in a diversified group of companies that we believe are emerging leaders in their respective industries. The companies in which we invest offer products, processes or services that we believe enhance their prospects for future earnings or revenue growth. Using fundamental research, we look for stocks with dominant positions in major product lines, sustained records of achievement and strong balance sheets. We also base investment decisions on the expected impact of changes in a company's management or organizational structure.

Our investment approach targets growth-oriented stocks (those companies with earnings that are expected to grow faster than the overall market), value-oriented stocks (those that appear underpriced according to a number of financial measurements) and stocks that exhibit both growth and value characteristics. We typically sell a stock when the reasons for buying it no longer apply or when the company begins to show deteriorating fundamentals or poor relative performance.

What other factors influenced the portfolio's performance?

Oil prices rose during the reporting period, and the portfolio's energy holdings, such as Unit Corp. and Frontier Oil, generated significant gains. Another energy company, Tom Brown, Inc., rose sharply after receiving a buyout offer. The autos and transports sector also contributed to the portfolio's gains. This was due in part to the portfolio's focus on industrial shipping and transportation companies, such as HUB Group, which we believed were positioned to benefit from higher levels of economic activity.

Many commodity-driven producers lost ground during the reporting period due to concerns that the Chinese authorities would overshoot in slowing down the red-hot Chinese economy, which in turn, would cool commodity prices and demand. However, stainless steel producer Allegheny Technologies, one of the portfolio's larger holdings, bucked this trend, enabling the portfolio to outperform its benchmark in the materials and processing area. Similarly, the technology sector proved vulnerable to a seasonal slowdown and inventory concerns, but a few strong individual holdings enabled the portfolio to limit its losses and outperform the benchmark in that sector. The portfolio's top technology performers included Internet service provider Ask Jeeves and hardware component makers Sigmatel and Synaptics.

On the other hand, declines among media-related holdings, such as Entercom Communications and Emmis Communications, caused the portfolio to underperform its benchmark in the consumer discretionary sector. Strong results from other consumer discretionary holdings, including education provider DeVry, gaming company Mandalay Resort Group and specialty retailer Fossil, failed to offset the portfolio's media losses. The portfolio also produced weaker results than the benchmark in the health care sector, primarily due to declines in Hollis-Eden Pharmaceuticals, a drug developer that experienced a delay in government orders for a radiation protection drug that the company is developing. The portfolio's health care returns were hurt to a lesser degree by declines in Vicuron Pharmaceuticals and Cypress Bioscience. These disappointments were partly offset by gains in health care services providers, such as Mariner Health Care, which received an acquisition offer at the end of the period, and medical equipment suppliers, such as Dade Behring Holdings. Finally, a few financial holdings, such as Nelnet, Max RE Capital and W Holding Co. lost ground due to company-specific problems, undermining gains in other positions, such as Seacoast Financial Services Corp of Florida, Texas Regional Bancshares and National Financial Partners.

What is the portfolio's current strategy?

As of the end of the reporting period, recent market trends appear to us to point toward renewed investor appetite for stocks of higher-quality companies with solid balance sheets and management teams. Given its disciplined stock selection strategy, we believe the portfolio is well-positioned to benefit from such a trend. Accordingly, we recently have found what we believe to be attractive investment opportunities in the energy and health care areas. On the other hand, because of interest rate concerns, we generally have de-emphasized investments in the consumer discretionary and financial sectors. Finally, we have continued to seek what we regard as reasonably valued investment opportunities that may be positioned to benefit from higher levels of industrial activity.

July 15, 2004

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Emerging Leaders Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*
   Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks—96.6%	Shares	Value ($)
Autos & Transports—4.2%		
AMR	40,000 a,b	484,400
Golar LNG	35,000 a	548,450
Wabtec	30,000	541,200
		1,574,050
Consumer—16.1%		
Aeropostale	20,000 a	538,200
Central European Distribution	20,000 a,b	518,200
Cott	17,500 a	567,000
Emmis Communications, Cl. A	23,000 a	482,540
Fossil	27,750 a	756,188
Mandalay Resort Group	9,000 b	617,760
PETCO Animal Supplies	17,000 a	547,570
Ralcorp Holdings	14,500 a	510,400
Spanish Broadcasting System, Cl. A	55,000 a	512,050
The Sports Authority	13,000 a	466,700
Wild Oats Markets	37,500 a	527,625
		6,044,233
Energy—7.1%		
Frontier Oil	25,000	529,750
McMoRan Exploration	38,000 a,b	592,040
Plains Exploration & Production	25,000 a	458,750
Todco, Cl. A	35,000	541,450
Unit	16,500 a	518,925
		2,640,915
Financial Services—19.1%		
Arch Capital Group	11,500 a	458,620
GATX	21,000	571,200
Global Payments	10,000	450,200
Max Re Capital	18,000	350,640
Montpelier Re Holdings	12,500	436,875
National Financial Partners	16,000	564,320
Nelnet, Cl. A	22,000	390,500
Partners Trust Financial Group	27,500	539,000
Provident Bancorp	45,000	513,000
Provident Financial Services	30,000	526,500
Seacoast Financial Services	20,000	692,000
Texas Regional Bancshares, Cl. A	13,000	596,830

Common Stocks (continued)	Shares	Value ($)
Financial Services (continued)		
W Holding Co.	32,130	551,672
Webster Financial	11,000	517,220
		7,158,577
Health Care—14.3%		
Andrx	23,000 [a]	642,390
Cypress Bioscience	39,500 [a,b]	542,335
Dade Behring Holdings	13,500 [a]	641,520
First Horizon Pharmaceutical	30,500 [a]	576,450
Immunicon	53,500	420,510
Mariner Health Care	29,000 [a,b]	780,100
Renal Care Group	19,500 [a]	646,035
Rotech Healthcare	25,000 [a]	612,500
Techne	11,500 [a]	499,675
		5,361,515
Materials & Processing—9.0%		
Agnico-Eagle Mines	39,000	515,190
Airgas	22,000	526,020
Allegheny Technologies	41,500	749,075
Crown Holdings	53,500 [a]	533,395
Minefinders	65,000 [a]	435,500
Pope & Talbot	30,000	593,100
		3,352,280
Producer Durables—8.4%		
AGCO	25,500 [a]	519,435
IMPCO Technologies	87,500 [a,b]	553,875
Joy Global	18,000	538,920
URS	20,000 [a]	548,000
United Defense Industries	14,000 [a]	490,000
Universal Compression Holdings	16,000 [a]	490,880
		3,141,110
Technology—14.2%		
ATMI	21,000 [a]	573,510
Alvarion	37,500 [a]	498,000
Ask Jeeves	17,500 [a]	683,025
Exar	27,500 [a]	403,150
Micrel	40,000 [a]	486,000
MicroStrategy, Cl. A	9,500 [a]	405,650

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Sigmatel	21,000	610,260
Skyworks Solutions	51,500 [a]	449,595
Synaptics	33,500 [a]	641,525
United Online	31,000 [a]	545,910
		5,296,625
Utilities—4.2%		
El Paso Electric	30,000 [a]	463,200
Westar Energy	21,000	418,110
Western Gas Resources	21,000	682,080
		1,563,390
Total Common Stocks		
(cost $28,616,289)		**36,132,695**

Other Investments—4.5%		
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	567,333 [c]	567,333
Dreyfus Institutional Cash Advantage Plus Fund	567,333 [c]	567,333
Dreyfus Institutional Preferred Plus Money Market Fund	567,334 [c]	567,334
Total Other Investments		
(cost $1,702,000)		**1,702,000**

Investment of Cash Collateral for Securities Loaned—6.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $2,314,604)	2,314,604 [c]	**2,314,604**

Total Investments (cost $32,632,893)	**107.3%**	**40,149,299**
Liabilities, Less Cash and Receivables	**(7.3%)**	**(2,738,636)**
Net Assets	**100.0%**	**37,410,663**

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At June 30, 2004, the total market value of the portfolio's securities on loan is $2,180,696 and the total market value of the collateral held by the portfolio is $2,314,604.*

[c] *Investments in affiliated money market mutual funds.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $2,180,696)–Note 1(b):		
Unaffiliated issuers	28,616,289	36,132,695
Affiliated issuers	4,016,604	4,016,604
Cash		26,354
Receivable for investment securities sold		114,677
Receivable for shares of Beneficial Interest subscribed		29,685
Dividends receivable		17,239
Prepaid expenses		1,642
		40,338,896
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		30,852
Liability for securities on loan–Note 1(b)		2,314,604
Payable for investment securities purchased		530,222
Payable for shares of Beneficial Interest redeemed		13,847
Accrued expenses		38,708
		2,928,233
Net Assets ($)		**37,410,663**
Composition of Net Assets ($):		
Paid-in capital		28,193,279
Accumulated investment (loss)–net		(128,862)
Accumulated net realized gain (loss) on investments		1,829,840
Accumulated net unrealized appreciation (depreciation) on investments		7,516,406
Net Assets ($)		**37,410,663**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	20,517,420	16,893,243
Shares Outstanding	891,784	739,886
Net Asset Value Per Share ($)	**23.01**	**22.83**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):

Income:

Cash dividends (net of $713 foreign taxes withheld at source)	
Unaffiliated issuers	76,329
Affiliated issuers	8,229
Interest	10
Income from securities lending	2,843
Total Income	**87,411**
Expenses:	
Investment advisory fee–Note 3(a)	164,968
Distribution fees–Note 3(b)	20,997
Auditing fees	17,364
Prospectus and shareholders' reports	7,926
Custodian fees–Note 3(b)	3,004
Trustees' fees and expenses–Note 3(c)	768
Shareholder servicing costs–Note 3(b)	558
Legal fees	107
Miscellaneous	581
Total Expenses	**216,273**
Investment (Loss)–Net	**(128,862)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	2,693,320
Net unrealized appreciation (depreciation) on investments	(893,999)
Net Realized and Unrealized Gain (Loss) on Investments	**1,799,321**
Net Increase in Net Assets Resulting from Operations	**1,670,459**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment (loss)–net	(128,862)	(207,746)
Net realized gain (loss) on investments	2,693,320	2,949,513
Net unrealized appreciation (depreciation) on investments	(893,999)	7,884,637
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,670,459**	**10,626,404**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	2,436,933	5,205,309
Service shares	1,413,356	4,353,641
Cost of shares redeemed:		
Initial shares	(1,941,369)	(3,417,162)
Service shares	(1,667,926)	(2,677,236)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**240,994**	**3,464,552**
Total Increase (Decrease) in Net Assets	**1,911,453**	**14,090,956**
Net Assets ($):		
Beginning of Period	35,499,210	21,408,254
End of Period	**37,410,663**	**35,499,210**
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	107,174	279,542
Shares redeemed	(86,809)	(201,434)
Net Increase (Decrease) in Shares Outstanding	**20,365**	**78,108**
Service Shares		
Shares sold	62,264	254,915
Shares redeemed	(75,167)	(153,108)
Net Increase (Decrease) in Shares Outstanding	**(12,903)**	**101,807**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2004	Year Ended December 31,				
Initial Shares	(Unaudited)	2003	2002	2001	2000	1999[a]
Per Share Data ($):						
Net asset value, beginning of period	21.92	14.85	18.53	17.05	13.44	12.50
Investment Operations:						
Investment income (loss)−net[b]	(.07)	(.12)	(.09)	(.08)	(.09)	.01
Net realized and unrealized gain (loss) on investments	1.16	7.19	(3.59)	1.57	4.30	.93
Total from Investment Operations	1.09	7.07	(3.68)	1.49	4.21	.94
Distributions:						
Dividends from investment income−net	–	–	–	–	(.01)	–
Dividends from net realized gain on investments	–	–	–	(.01)	(.59)	–
Total Distributions	–	–	–	(.01)	(.60)	–
Net asset value, end of period	23.01	21.92	14.85	18.53	17.05	13.44
Total Return (%)	4.97[c]	47.61	(19.86)	8.74	31.70	7.52[c]
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.53[c]	1.15	1.17	1.46	1.50	.07[c]
Ratio of net investment income (loss) to average net assets	(.29)[c]	(.67)	(.51)	(.44)	(.59)	.04[c]
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	–	–	–	.16	.70	1.25[c]
Portfolio Turnover Rate	43.23[c]	111.28	127.24	175.21	234.94	1.79[c]
Net Assets, end of period ($ x 1,000)	20,517	19,102	11,777	13,308	5,902	2,150

[a] From December 15, 1999 (commencement of operations) to December 31, 1999.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,			
		2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	21.78	14.79	18.51	17.05	17.05
Investment Operations:					
Investment (loss)–net	(.09)[b]	(.16)[b]	(.13)[b]	(.08)[b]	–
Net realized and unrealized gain (loss) on investments	1.14	7.15	(3.59)	1.55	–
Total from Investment Operations	1.05	6.99	(3.72)	1.47	–
Distributions:					
Dividends from net realized gain on investments	–	–	–	(.01)	–
Net asset value, end of period	22.83	21.78	14.79	18.51	17.05
Total Return (%)	4.82[c]	47.16	(20.04)	8.62	–
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.65[c]	1.41	1.43	1.50	–
Ratio of net investment (loss) to average net assets	(.42)[c]	(.92)	(.79)	(.49)	–
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	–	–	–	.30	–
Portfolio Turnover Rate	43.23[c]	111.28	127.24	175.21	234.94
Net Assets, end of period ($ x 1,000)	16,893	16,397	9,631	4,730	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company operating as a series company currently offering nine series, including the Emerging Leaders Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the portfolio's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio received net earnings credits of $10 during the period ended June 30, 2004, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $853,007 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, the carryover expires in fiscal 2010.

The portfolio paid no distributions to shareholders during the fiscal year ended December 31, 2003. The tax character of the current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the portfolio did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .90 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2004 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.50% of the value of the average daily net assets of their class. During the period ended June 30, 2004, there were no fees waived pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2004, Service shares were charged $20,997 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $45 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $3,004 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: investment advisory fees $26,686, Rule 12b-1 distribution plan fees $3,348, custodian fees $789 and transfer agency per account fees $29.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio invests its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2004, amounted to $15,302,866 and $16,096,752, respectively.

At June 30, 2004, accumulated net unrealized appreciation on investments was $7,516,406, consisting of $8,309,061 gross unrealized appreciation and $792,655 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Investment Portfolios,
Emerging Leaders Portfolio

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

0192SA0604

Dreyfus Investment Portfolios, Founders Growth Portfolio

SEMIANNUAL REPORT June 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Investment Portfolios, Founders Growth Portfolio covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, John Jares, CFA, of Founders Asset Management LLC, the portfolio's sub-investment adviser.

Although the U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, most major stock-market indices generally ended the reporting period only slightly higher than where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and potentially higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF PERFORMANCE

John Jares, CFA, Portfolio Manager
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Investment Portfolios, Founders Growth Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2004, the portfolio produced total returns of 1.53% for its Initial shares and 1.44% for its Service shares.[1] In contrast, the Standard & Poor's 500 BARRA Growth Index (the "Index"), the portfolio's benchmark, produced a total return of 2.72% for the same period.[2]

The stock market rose only modestly during the first half of 2004, as fears of rising short-term interest rates, higher energy prices and ongoing instability in Iraq offset generally positive news regarding the U.S. economy and corporate earnings. The portfolio's performance underperformed the Index primarily due to a number of disappointing stock-specific events. These events were not linked to any one individual macro economic trend. No single market sector stood out as a primary driver of the portfolio's performance during the reporting period. Instead, investors appeared to reward or punish individual stocks according to their business fundamentals and ability to meet analysts' earnings expectations.

What is the portfolio's investment approach?

The portfolio invests primarily in large, well-managed growth companies. Utilizing a "bottom-up" approach, we focus on individual stock selection rather than on forecasting stock market trends. We look for high-quality, proven companies with an established track record of sustained earnings growth in excess of industry averages. The companies we select must have a sustainable competitive advantage, such as a dominant brand name, a high barrier to entry from competition and/or large untapped market opportunities.

What other factors influenced the portfolio's performance?

The market's generally modest gains during the reporting period reflected a number of factors that were beyond the control of individual companies and their management. Higher energy prices had an adverse impact on a broad swath of the U.S. economy, from airlines and manufacturing to services. Rising short-term interest rates put pressure on automakers, financial services companies and homebuilders. The conflict in Iraq and the broader war on terrorism also contributed to general investor uncertainty. These factors were offset by a number of more positive influences, including stronger economic growth, improving labor markets and the Federal Reserve Board's (the "Fed") apparent focus on raising short-term interest rates gradually, without jarring the markets.

Rather than favoring some industry groups over others, investors during the reporting period seemed to prefer stocks of companies across a variety of market sectors that they believed were trading at reasonable prices and could post sustainable earnings growth. Indeed, some of the portfolio's greatest contributors to and detractors from performance were in the same industry groups. For example, in the technology area, Intel's disappointing returns hurt the portfolio more than any other individual stock. Intel had reached a relatively high valuation by the end of 2003, but its stock price fell in 2004 when its earnings did not meet analysts' expectations. On the other hand, another technology company, Apple Computer, was one of the portfolio's strongest performers because it surpassed earnings expectations on the strength of new products, such as the iPod music player. Innovative products such as these could also boost consumer demand for Apple's main product line, personal computers. Another strong technology stock during the reporting period was Autodesk, an engineering design software company that benefited from greater business spending on technology.

The consumer sector also provided notable winners and losers during the reporting period. For example, Mandalay Resort, a hotel-casino operator based in Las Vegas, beat analysts' earnings expectations as occupancy rates and prices increased. Because most hotel costs are fixed, higher room rates fell directly to the bottom line. In addition, Mandalay received a takeover bid from MGM Mirage during the reporting period at a substantial premium to its then-prevailing stock price.

4

Similarly, Royal Caribbean Cruises has bounced back from the post–September 11 travel slump, and the company has benefited from an improving economy. However, shares of Kohl's, a clothing retailer, have weakened as the company struggles to maintain consistent sales trends.

What is the portfolio's current strategy?

Our longstanding strategy is to favor shares of companies that we believe are attractively valued and are likely to exhibit earnings growth exceeding the Wall Street investment community's expectations. We intend to pursue this strategy regardless of economic conditions, the Fed's monetary policy or heightened stock market volatility leading up to the U.S. presidential elections.

We currently do not prefer any one market sector over others. As we have seen during the first half of 2004, the same industry group can contain winning stocks reflecting stronger than expected results, or it can include stocks whose share prices may be unwarranted relative to the company's current and expected earnings. A key part of our strategy in this environment is to seek to select individual companies that offer favorable surprises and avoid those that disappoint investors.

July 15, 2004

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders Growth Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard and Poor's 500 BARRA Growth Index is a capitalization-weighted index of all the stocks in the Standard and Poor's 500 Composite Stock Price Index that have high price-to-book ratios. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks−93.1%	Shares	Value ($)
Air Freight & Logistics−1.1%		
FedEx	2,885	**235,676**
Airlines−1.3%		
Northwest Airlines	4,154 [a,b]	46,192
Southwest Airlines	13,843	232,147
		278,339
Aluminum−1.0%		
Alcoa	6,700	**221,301**
Application Software−3.3%		
Amdocs	2,500 [a]	58,575
Autodesk	6,527	279,421
SAP	9,336	390,338
		728,334
Asset Management & Custody Banks−.5%		
Janus Capital Group	7,152	**117,936**
Banking−2.0%		
Bank One	5,178	264,078
Wells Fargo & Company	3,009	172,205
		436,283
Biotechnology−1.1%		
Amgen	3,194 [a]	174,297
Biogen Idec	1,002 [a]	63,377
		237,674
Broadcasting & Cable TV−2.1%		
Comcast, Cl. A	9,297 [a]	256,690
Cox Communications, Cl. A	7,037 [a]	195,558
		452,248
Communications Equipment−5.3%		
Avaya	7,070 [a]	111,635
Cisco Systems	25,953 [a]	615,086
Juniper Networks	2,139 [a]	52,555
Motorola	10,752	196,224
Scientific-Atlanta	4,895	168,878
		1,144,378
Computer & Electronics Retail−.5%		
Best Buy	2,022	**102,596**
Computer Hardware−3.8%		
Apple Computer	10,723 [a]	348,926

Common Stocks (continued)	Shares	Value ($)
Computer Hardware (continued)		
Dell	3,225 a	115,520
International Business Machines	4,090	360,534
		824,980
Computer Storage & Peripherals−.8%		
EMC	15,250 a	**173,850**
Consumer Finance−.6%		
MBNA	5,221	**134,650**
Data Processing & Outsourced Services−2.1%		
Automatic Data Processing	4,914	205,798
Fiserv	6,823 a	265,346
		471,144
Department Stores−2.9%		
Kohl's	10,014 a	423,392
Nordstrom	4,935	210,280
		633,672
Diversified Financial−.9%		
Citigroup	4,350	**202,275**
Electrical Components & Equipment−.3%		
Emerson Electric	888	**56,432**
Employment Services−1.0%		
Manpower	2,457	124,742
Monster Worldwide	3,953 a	101,671
		226,413
Food Retail−1.9%		
Kroger	13,023 a	237,019
Safeway	6,843 a	173,402
		410,421
Healthcare Equipment−1.3%		
Boston Scientific	6,386 a	**273,321**
Home Entertainment Software−.9%		
Electronic Arts	3,616 a	**197,253**
Hotels, Resorts & Cruise Lines−1.6%		
Carnival	5,868	275,796
Four Seasons Hotels	1,057	63,642
		339,438
Household Products−.7%		
Procter & Gamble	2,942	**160,162**

Common Stocks (continued)	Shares	Value ($)
Hypermarkets & Super Centers–.9%		
Wal-Mart Stores	3,855	**203,390**
IT Consulting & Services–1.7%		
Accenture, Cl. A	13,359 [a]	**367,104**
Industrial Conglomerates–4.9%		
General Electric	28,694	929,686
3M	1,562	140,596
		1,070,282
Industrial Machinery–.7%		
Illinois Tool Works	1,585	**151,986**
Insurance-Life & Health–1.0%		
AFLAC	5,161	**210,620**
Integrated Oil & Gas–1.1%		
Exxon Mobil	5,377	**238,793**
Investment Banking & Brokerage–1.9%		
Goldman Sachs Group	2,252	212,048
Morgan Stanley	3,960	208,969
		421,017
Leisure Facilities–2.1%		
Royal Caribbean Cruises	10,489	**455,327**
Mortgage Banking–.5%		
PMI Group	2,512	**109,322**
Movies & Entertainment–4.8%		
Time Warner	20,263 [a]	356,224
Viacom, Cl. B	8,195	292,725
Walt Disney	15,423	393,132
		1,042,081
Multi-Line Insurance–1.6%		
American International Group	4,952	**352,979**
Other–4.6%		
Standard & Poors Depository Receipts	8,671 [b]	**993,090**
Personal Products–3.3%		
Estee Lauder Cos., Cl. A	6,438	314,046
Gillette	9,739	412,934
		726,980
Pharmaceuticals–7.0%		
Abbott Laboratories	6,669	271,828
Johnson & Johnson	4,514	251,430

Common Stocks (continued)	Shares	Value ($)
Pharmaceuticals (continued)		
Merck & Co	2,581	122,598
Pfizer	15,726	539,087
Teva Pharmaceutical, ADR	3,400	228,786
Wyeth	2,932	106,021
		1,519,750
Property & Casualty Insurance−.8%		
Allstate	3,534	**164,508**
Publishing−1.6%		
Gannett	2,770	235,035
Tribune	2,302	104,833
		339,868
Railroads−1.3%		
Canadian National Railway	1,453	63,336
Union Pacific	3,663	217,765
		281,101
Semiconductors−7.1%		
Broadcom, Cl. A	2,049 [a]	95,832
Intel	16,500	455,400
Linear Technology	8,448	333,443
Maxim Integrated Products	6,748	353,730
Microchip Technology	4,651	146,693
NVIDIA	2,584 [a]	52,972
Texas Instruments	4,434	107,214
		1,545,284
Soft Drinks−1.0%		
Coca-Cola	4,417	**222,970**
Specialty Stores−.8%		
Staples	4,416	129,433
Weight Watchers International	1,298 [a,b]	50,804
		180,237
Systems Software−6.1%		
Adobe Systems	3,391	157,682
Microsoft	31,858	909,864
Oracle	13,660 [a]	162,964
VERITAS Software	3,880 [a]	107,476
		1,337,986

Common Stocks (continued)	Shares	Value ($)
Trading Companies & Distributors–.3%		
Fastenal	1,175	**66,774**
Thrifts & Mortgage Finance—1.0%		
Countrywide Financial	3,164	**222,271**
Total Common Stocks		
(cost $17,630,945)		**20,282,496**

Short-Term Investments–7.1%	Principal Amount ($)	Value ($)
Agency Discount Note;		
Federal National Mortgage Association, 1.61%, 7/1/2004		
(cost $1,542,000)	1,542,000	**1,542,000**

Investment of Cash Collateral for Securities Loaned—5.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $1,117,573)	1,117,573 c	**1,117,573**

Total Investments (cost $20,290,518)	**105.3%**	**22,942,069**
Liabilities, Less Cash and Receivables	**(5.3%)**	**(1,145,008)**
Net Assets	**100.0%**	**21,797,061**

a *Non-income producing.*
b *All of these securities are on loan. At June 30, 2004, the total market value of the portfolio's securities on loan is $1,090,086 and the total market value of the collateral held by the portfolio is $1,117,573.*
c *Investment in affiliated money market mutual fund.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities		
on loan, valued at $1,090,086)–Note 1(b):		
Unaffiliated issuers	19,172,945	21,824,496
Affiliated issuers	1,117,573	1,117,573
Cash		59,123
Dividends receivable		13,778
Prepaid expenses		1,346
		23,016,316
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		15,947
Liability for securities on loan–Note 1(b)		1,117,573
Payable for investment securities purchased		52,644
Payable for shares of Beneficial Interest redeemed		1,357
Accrued expenses		31,734
		1,219,255
Net Assets ($)		**21,797,061**
Composition of Net Assets ($):		
Paid-in capital		37,235,325
Accumulated undistributed investment income–net		25,625
Accumulated net realized gain (loss) on investments		(18,115,440)
Accumulated net unrealized appreciation		
(depreciation) on investments		2,651,551
Net Assets ($)		**21,797,061**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	16,378,121	5,418,940
Shares Outstanding	1,463,369	485,050
Net Asset Value Per Share ($)	**11.19**	**11.17**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):

Income:

Cash dividends (net of $1,001 foreign taxes withheld at source)	123,441
Interest	10,188
Income from securities lending	929
Total Income	**134,558**
Expenses:	
Investment advisory fee–Note 3(a)	82,876
Auditing fees	14,262
Distribution fees–Note 3(b)	6,958
Custodian fees–Note 3(b)	6,413
Prospectus and shareholders' reports	4,214
Shareholder servicing costs–Note 3(b)	1,211
Trustees' fees and expenses–Note 3(c)	517
Legal fees	206
Loan commitment fees–Note 2	60
Miscellaneous	660
Total Expenses	**117,377**
Less–waiver of fees due to undertaking–Note 3(a)	(8,457)
Net Expenses	**108,920**
Investment Income–Net	**25,638**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	1,330,956
Net unrealized appreciation (depreciation) on investments	(1,039,696)
Net Realized and Unrealized Gain (Loss) on Investments	**291,260**
Net Increase in Net Assets Resulting from Operations	**316,898**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income–net	25,638	16,800
Net realized gain (loss) on investments	1,330,956	622,662
Net unrealized appreciation (depreciation) on investments	(1,039,696)	4,715,992
Net Increase (Decrease) in Net Assets Resulting from Operations	**316,898**	**5,355,454**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(12,633)	–
Service shares	(4,180)	–
Total Dividends	**(16,813)**	**–**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	529,325	1,691,152
Service shares	433,751	1,792,629
Dividends reinvested:		
Initial shares	12,633	–
Service shares	4,180	–
Cost of shares redeemed:		
Initial shares	(1,112,815)	(3,408,234)
Service shares	(814,797)	(1,761,411)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(947,723)**	**(1,685,864)**
Total Increase (Decrease) in Net Assets	**(647,638)**	**3,669,590**
Net Assets ($):		
Beginning of Period	22,444,699	18,775,109
End of Period	**21,797,061**	**22,444,699**
Undistributed investment income–net	25,625	16,800

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Capital Share Transactions:		
Initial Shares		
Shares sold	47,180	167,434
Shares issued for dividends reinvested	1,142	–
Shares redeemed	(101,043)	(362,592)
Net Increase (Decrease) in Shares Outstanding	**(52,721)**	**(195,158)**
Service Shares		
Shares sold	38,453	184,416
Shares issued for dividends reinvested	379	–
Shares redeemed	(72,963)	(179,252)
Net Increase (Decrease) in Shares Outstanding	**(34,131)**	**5,164**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2004	Year Ended December 31,				
Initial Shares	(Unaudited)	2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	11.03	8.44	11.77	14.73	19.87	15.90
Investment Operations:						
Investment income (loss)–net [a]	.01	.01	(.01)	.01	.02	(.02)
Net realized and unrealized gain (loss) on investments	.16	2.58	(3.31)	(2.96)	(5.03)	5.79
Total from Investment Operations	.17	2.59	(3.32)	(2.95)	(5.01)	5.77
Distributions:						
Dividends from investment income–net	(.01)	–	(.01)	(.01)	–	(.01)
Dividends from net realized gain on investments	–	–	–	–	(.13)	(1.79)
Total Distributions	(.01)	–	(.01)	(.01)	(.13)	(1.80)
Net asset value, end of period	11.19	11.03	8.44	11.77	14.73	19.87
Total Return (%)	1.53[b]	30.69	(28.25)	(20.03)	(25.40)	39.01
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.48[b]	1.00	1.00	.99	.97	1.00
Ratio of net investment income (loss) to average net assets	.12[b]	.08	(.08)	.08	.11	(.11)
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.02[b]	.09	.09	.10	.11	1.33
Portfolio Turnover Rate	58.02[b]	126.24	165.08	180.84	171.96	115.08
Net Assets, end of period ($ x 1,000)	16,378	16,725	14,442	25,607	28,583	7,485

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,			
		2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	11.02	8.43	11.76	14.73	14.73
Investment Operations:					
Investment income (loss)−net	.01[b]	.01[b]	(.01)[b]	(.00)[b,c]	−
Net realized and unrealized gain (loss) on investments	.15	2.58	(3.31)	(2.96)	−
Total from Investment Operations	.16	2.59	(3.32)	(2.96)	−
Distributions:					
Dividends from investment income−net	(.01)	−	(.01)	(.01)	−
Net asset value, end of period	11.17	11.02	8.43	11.76	14.73
Total Return (%)	1.44[d]	30.72	(28.21)	(20.16)	−
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.50[d]	1.00	1.00	1.00	−
Ratio of net investment income (loss) to average net assets	.11[d]	.09	(.06)	(.01)	−
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.12[d]	.35	.34	.40	−
Portfolio Turnover Rate	58.02[d]	126.24	165.08	180.84	171.96
Net Assets, end of period ($ x 1,000)	5,419	5,719	4,333	4,147	−[e]

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Amount represents less than $1,000.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders Growth Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Dreyfus Service Corporation, which is a wholly-owned subsidiary of Dreyfus. Dreyfus Service Corporation (the "Distributor") is the distributor of the portfolio's shares, which are sold without a sales charge.

The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the portfolio's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio received net earnings credits of $187 during the period ended June 30, 2004, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $18,633,948 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $1,353,030 of the carryover expires in fiscal 2008, $11,561,842 expires in fiscal 2009 and $5,719,076 expires in fiscal 2010.

The portfolio paid no distributions to shareholders during the fiscal year ended December 31, 2003. The tax character of current year distributions, if any, will be determined at the end of the current fscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2004 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class.

During the period ended June 30, 2004, Dreyfus waived receipt of fees of $8,457, pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets

0 to $100 million	.25 of 1%
$100 million to $1 billion	.20 of 1%
$1 billion to $1.5 billion	.16 of 1%
In excess of $1.5 billion	.10 of 1%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2004, Service shares were charged $6,958 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $28 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $6,413 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: investment advisory fees $13,326, Rule 12b-1 distribution plan fees $1,105, custodian fees $2,000 and transfer agency per account fees $16, which are offset against an expense reimbursement currently in effect in the amount of $500.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2004, amounted to $11,732,460 and $12,042,499, respectively.

At June 30, 2004, accumulated net unrealized appreciation on investments was $2,651,551, consisting of $2,857,457 gross unrealized appreciation and $205,906 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Investment Portfolios, Founders Growth Portfolio

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

0176SA0604

Dreyfus Investment Portfolios, Founders International Equity Portfolio

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

FOR MORE INFORMATION

Dreyfus Investment Portfolios, Founders International Equity Portfolio

The Portfolio

LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Investment Portfolios, Founders International Equity Portfolio covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio managers, Remi J. Browne, CFA, and Daniel B. LeVan, CFA, of Founders Asset Management LLC, the portfolio's sub-investment adviser.

Although the global economy increasingly showed signs of sustainable growth during the first half of 2004, most major international stock-market indices ended the reporting period little changed from where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and changing currency exchange rates. International markets also anticipated higher interest rates in the United States. In fact, on the last day of the reporting period, the U.S. Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative U.S. monetary policy marks the beginning of a new phase in the global economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,



Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF PERFORMANCE

Remi J. Browne, CFA, and Daniel B. LeVan, CFA, Portfolio Managers
Founders Asset Management LLC, Sub-Investment Adviser

How did Dreyfus Investment Portfolios, Founders International Equity Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2004, the portfolio produced total returns of 6.11% for its Initial shares and 6.10% for its Service shares.[1] This compares with a 4.34% total return produced by the portfolio's benchmark, the Morgan Stanley Capital International World ex U.S. Index, for the same period.[2]

We attribute the portfolio's performance to a period of strong global economic growth during the first quarter of 2004, followed by a modest slowdown in the second quarter. We are pleased that the portfolio produced higher returns than its benchmark, which we attribute primarily to the success of our stock selection strategy.

What is the portfolio's investment approach?

The portfolio focuses on individual stock selection. We do not attempt to predict interest rates or market movements, nor do we have country allocation models or targets. Rather, we choose investments on a company-by-company basis, searching to find what we believe are well-managed, well-positioned companies, wherever they may be.

Starting with roughly 1,000 of the largest companies outside the United States, we perform rigorous stock-by-stock analyses. Our goal is to identify companies that we believe have achieved and can sustain growth through expanding volumes, increasing margins or new product development. In our view, these factors are the hallmarks of companies whose growth, in both revenues and earnings, could exceed that of global industry peers, as well as that of their local markets.

The portfolio is broadly invested across countries and industries, representing what we believe to be the best growth investment ideas in the world. We generally sell a stock when we determine that circumstances have changed and it will not achieve the growth in earnings we had anticipated, or when valuation becomes stretched.

What other factors influenced the portfolio's performance?

During the first three months of 2004, the international equity markets posted relatively strong gains, due in large part to robust global economic growth and higher corporate earnings from U.S. companies. In addition, China's robust economic expansion created greater demand for a number of products, most notably steel, cement, copper, iron and other basic materials needed to build their industrial infrastructure. In Japan, strong consumer spending helped the country's economy begin to recover from a recession that had persisted for more than a decade.

During the second half of the reporting period, investors grew concerned that China's economy might be growing too strongly, potentially leading to harmful inflationary pressures. Although China's government began to impose tighter controls, including stricter lending standards, investors' concerns regarding higher inflation and interest rates began to intensify, and the international stock markets gave back some of the reporting period's previous gains.

In this environment, the portfolio's strong relative performance stemmed primarily from gains in four markets: Canada, Germany, Japan and Spain. In Canada, two oil drillers, Penn West and Canadian Natural Resources, produced attractive returns amid rising energy prices. Continental AG, a German tire company with a high-end brake and suspension system business, benefited from European consumers' growing desire to make their cars safer. In Japan, CASIO COMPUTER, KIRIN BEVERAGE and ASAHI BREWERIES, three of the portfolio's better-performing stocks, benefited from stronger consumer spending. In Spain, the portfolio's performance was supported by its position in Gamesa, a company that provides alternative energy through wind farms and wind turbines.

A number of individual stocks across various regions and market sectors also contributed positively to the portfolio's performance during the first half of 2004. Cairn Energy, a U.K. holding, was the largest contributor to the portfolio's overall performance. The company's stock price soared after it made two large oil discoveries in India, and we later sold the stock to lock in its gains.

On the other hand, the portfolio's technology and materials stocks hindered the portfolio's performance modestly. The portfolio's returns in the technology sector were disappointing due to its investment in Nokia Corporation, which lost market share by focusing on sales of high- and low-end products at the expense of mid-priced products. Materials stocks suffered later in the reporting period as a result of the potential slowdown in China's economic expansion.

What is the portfolio's current strategy?

As of the end of the reporting period, it appears that the international equity markets may have taken a pause. Historically, when that occurs, heightened market volatility often has ensued. In our view, market conditions such as these make individual stock selection more important than simply identifying the right markets or market sectors. We believe that our bottom-up analysis of individual companies around the world can help us identify investments supported by solid business fundamentals, better than average business growth characteristics, and attractive valuations, especially relative to their peers.

July 15, 2004

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders International Equity Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends daily and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks—98.5%	Shares	Value ($)
Australia—4.6%		
Boral	11,200	50,458
Caltex Australia	8,800	56,646
Coca-Cola Amatil	8,900	43,013
Insurance Australia Group	22,800	79,504
Oil Search	62,100	57,167
Publishing & Broadcasting	5,500	49,289
WMC Resources	18,500	63,477
		399,554
Austria—1.0%		
OMV	430	**83,893**
Belgium—.5%		
Delhaize	910	**46,657**
Canada—5.1%		
ATI Technologies	3,400 [a]	64,169
Axcan Pharma	3,200 [a]	67,908
Canadian Natural Resources	3,200 [a]	96,137
Canadian Tire	1,600	58,690
Canfor	4,300	49,029
Husky Energy	3,700	71,191
Sun Life Financial	1,500	43,219
		450,343
Finland—1.9%		
Fortum	9,000	115,224
Nokia	3,250	46,998
		162,222
France—8.8%		
Aventis	1,100	83,223
BNP Paribas	1,996	123,025
Bouygues	3,100	104,021
Guyenne et Gascogne	700	80,913
Renault	1,000	76,328
Sagem	556	62,166
Societe Generale	1,000	85,168
Total	811	154,953
		769,797

Common Stocks (continued)	Shares	Value ($)
Germany−7.6%		
Continental	2,000	96,690
Deutsche Telekom	2,540 [a]	44,752
E.ON	1,430	103,221
Merck	1,600	96,959
Metro	1,400	66,574
SAP	690	114,638
Siemens	1,000	72,121
ThyssenKrupp	4,220	72,088
		667,043
Greece−1.9%		
Alpha Bank	6,516	**166,209**
Hong Kong−.5%		
SmarTone Telecommunications	41,000	**44,944**
Ireland−1.6%		
Anglo Irish Bank	9,100	**142,579**
Italy−1.6%		
Eni	3,200	63,677
Mediaset	3,300	37,702
Telecom Italia Mobile	7,500	42,614
		143,993
Japan−20.8%		
ASAHI BREWERIES	9,300	102,797
CASIO COMPUTER	7,000	106,253
CITIZEN ELECTRONICS	2,100	119,631
Eisai	3,000	86,553
KDDI	20	114,669
KEYENCE	400	91,478
KIRIN BEVERAGE	4,200	99,178
KYOCERA	500	42,541
Mitsubishi	4,000	38,958
Mitsubishi Tokyo Financial	9	83,521
NISSAN MOTOR	8,700	96,964
NSK	9,000	44,903
Nisshin Seifun	5,000	50,903
ONO PHARMACEUTICAL	2,000	94,271

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
SANKYO	3,600	78,228
SANYO SHINPAN FINANCE	900	51,518
Sharp	5,000	80,075
Sumitomo Mitsui Financial	20	137,456
TDK	1,600	121,726
Takeda Pharmaceutical	1,300	57,215
Toyota Motor	3,100	125,897
		1,824,735
Netherlands—5.8%		
ABN AMRO	1,800	39,461
ASML Holding	2,500 [a]	42,401
Hunter Douglas	1,060	51,698
ING Groep	4,300	101,714
Koninklijke (Royal) KPN	15,200	116,019
Koninklijke (Royal) Philips Electronics	1,200	32,380
Koninklijke Wessanen	3,100	44,678
Wereldhave	920	75,831
		504,182
Norway—2.0%		
Norsk Hydro	1,340	87,087
Telenor	12,300	85,528
		172,615
Singapore—2.6%		
Fraser & Neave	7,750	63,147
Keppel	15,100	61,957
Neptune Orient Lines	41,000	56,315
Want Want	40,000	44,000
		225,419
Spain—2.5%		
ACS	3,300	55,728
Gamesa	4,950	73,090
Repsol YPF	4,300	94,374
		223,192

Common Stocks (continued)	Shares	Value ($)
Sweden—2.3%		
Skandinaviska Enskilda Banken, Cl. A	4,000	57,964
Telefonaktiebolaget LM Ericsson, Cl. B	32,700 a	96,510
Volvo, CL. B	1,400	48,764
		203,238
Switzerland—6.9%		
Baloise	900 a	39,317
Credit Suisse	2,550	90,758
Logitech International	900 a	41,030
Micronas Semiconductor	1,800 a	81,988
Novartis	3,030	133,894
Saurer	1,700 a	87,087
Serono, Cl. B	100	63,105
UBS	888	62,678
		599,857
United Kingdom—20.5%		
Aggregate Industries	34,600	51,577
AstraZeneca	1,850	83,203
Aviva	4,500	46,547
BP	18,253	161,597
Barclays	19,769	168,819
Barratt Developments	7,000	75,016
Centrica	18,200	74,278
Cookson Group	57,300 a	43,749
HBOS	6,700	83,128
Johnston Press	5,300	54,582
Northern Rock	5,700	74,969
Reckitt Benckiser	1,675	47,532
Royal Bank of Scotland	4,815	139,001
SABMiller	5,600	72,636
Shell Transport & Trading	8,200	60,298
Shire Pharmaceuticals	7,200 a	63,023
Tesco	11,500	55,662

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Vodafone Group	108,850	238,938
Warner Chilcott	8,300	104,866
Xstrata	6,900	92,446
		1,791,867
Total Investments (cost $6,602,522)	**98.5%**	**8,622,339**
Cash and Receivables (Net)	**1.5%**	**129,481**
Net Assets	**100.0%**	**8,751,820**

[a]   *Non-income producing.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	6,602,522	8,622,339
Cash		159,197
Receivable for investment securities sold		51,612
Dividends receivable		11,437
Prepaid expenses		1,389
		8,845,974
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		2,631
Payable for investment securities purchased		49,776
Payable for shares of Beneficial Interest redeemed		5,889
Accrued expenses		35,858
		94,154
Net Assets ($)		**8,751,820**
Composition of Net Assets ($):		
Paid-in capital		13,599,308
Accumulated undistributed investment income—net		63,357
Accumulated net realized gain (loss) on investments		(6,930,897)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		2,020,052
Net Assets ($)		**8,751,820**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	6,704,625	2,047,195
Shares Outstanding	536,837	163,829
Net Asset Value Per Share ($)	**12.49**	**12.50**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):

Income:

Cash dividends (net of $18,416 foreign taxes withheld at source)	129,105
Interest	692
Total Income	**129,797**

Expenses:

Investment advisory fee–Note 3(a)	44,224
Auditing fees	19,317
Custodian fees	14,865
Prospectus and shareholders' reports	9,672
Shareholder servicing costs–Note 3(b)	3,029
Distribution fees–Note 3(b)	2,600
Trustees' fees and expenses–Note 3(c)	337
Legal fees	177
Loan commitment fees–Note 2	24
Miscellaneous	5,053
Total Expenses	**99,298**
Less–waiver of fees due to undertaking–Note 3(a)	(32,963)
Net Expenses	**66,335**
Investment Income–Net	**63,462**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	607,603
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(156,076)
Net Realized and Unrealized Gain (Loss) on Investments	**451,527**
Net Increase in Net Assets Resulting from Operations	**514,989**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income−net	63,462	43,862
Net realized gain (loss) on investments	607,603	(1,155,323)
Net unrealized appreciation (depreciation) on investments	(156,076)	3,257,912
Net Increase (Decrease) in Net Assets Resulting from Operations	**514,989**	**2,146,451**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(34,898)	(4,665)
Service shares	(10,268)	(1,527)
Total Dividends	**(45,166)**	**(6,192)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	761,583	929,977
Service shares	307,754	479,873
Dividends reinvested:		
Initial shares	34,898	4,665
Service shares	10,268	1,527
Cost of shares redeemed:		
Initial shares	(928,121)	(1,166,915)
Service shares	(472,379)	(527,111)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(285,997)**	**(277,984)**
Total Increase (Decrease) in Net Assets	**183,826**	**1,862,275**
Net Assets ($):		
Beginning of Period	8,567,994	6,705,719
End of Period	**8,751,820**	**8,567,994**
Undistributed investment income−net	63,357	45,061

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Capital Share Transactions:		
Initial Shares		
Shares sold	61,923	88,501
Shares issued for dividends reinvested	2,807	576
Shares redeemed	(75,740)	(126,612)
Net Increase (Decrease) in Shares Outstanding	**(11,010)**	**(37,535)**
Service Shares		
Shares sold	25,258	49,540
Shares issued for dividends reinvested	825	188
Shares redeemed	(38,346)	(57,385)
Net Increase (Decrease) in Shares Outstanding	**(12,263)**	**(7,657)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	11.83	8.72	11.97	17.00	21.65	14.36
Investment Operations:						
Investment income (loss)–net [a]	.09	.06	.01	(.02)	.00[b]	(.02)
Net realized and unrealized gain (loss) on investments	.63	3.06	(3.26)	(5.00)	(3.55)	8.73
Total from Investment Operations	.72	3.12	(3.25)	(5.02)	(3.55)	8.71
Distributions:						
Dividends from investment income–net	(.06)	(.01)	–	(.01)	–	–
Dividends from net realized gain on investments	–	–	–	–	(1.10)	(1.42)
Total Distributions	(.06)	(.01)	–	(.01)	(1.10)	(1.42)
Net asset value, end of period	12.49	11.83	8.72	11.97	17.00	21.65
Total Return (%)	6.11[c]	35.81	(27.15)	(29.56)	(17.41)	60.69
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.75[c]	1.50	1.50	1.50	1.50	1.50
Ratio of net investment income (loss) to average net assets	.72[c]	.66	.06	(.13)	.02	(.11)
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.34[c]	.91	.51	.72	.57	2.27
Portfolio Turnover Rate	36.41[c]	145.42	226.63	201.61	171.34	190.80
Net Assets, end of period ($ x 1,000)	6,705	6,483	5,103	9,099	11,888	4,608

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,			
		2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	11.84	8.72	11.98	17.00	17.00
Investment Operations:					
Investment income (loss)−net	.08[b]	.06[b]	.01[b]	(.06)[b]	−
Net realized and unrealized gain (loss) on investments	.64	3.07	(3.27)	(4.95)	−
Total from Investment Operations	.72	3.13	(3.26)	(5.01)	−
Distributions:					
Dividends from investment income−net	(.06)	(.01)	−	(.01)	−
Net asset value, end of period	12.50	11.84	8.72	11.98	17.00
Total Return (%)	6.10[c]	35.92	(27.21)	(29.50)	−
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.75[c]	1.50	1.50	1.50	−
Ratio of net investment income (loss) to average net assets	.69[c]	.64	.05	(.46)	−
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.46[c]	1.16	.76	1.05	−
Portfolio Turnover Rate	36.41[c]	145.42	226.63	201.61	171.34
Net Assets, end of period ($ x 1,000)	2,047	2,085	1,602	1,504	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders International Equity Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term growth of capital. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Dreyfus Service Corporation, which is a wholly-owned subsidiary of Dreyfus. Dreyfus Service Corporation (the "Distributor") is the distributor of the portfolio's shares, which are sold without a sales charge.

The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results may differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio received net earnings credits of $607 during the period ended June 30, 2004, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $7,518,512 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $390,202 of the carryover expires in fiscal 2008, $4,125,982 expires in fiscal 2009, $1,508,081 expires in fiscal 2010 and $1,494,247 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: ordinary income $6,192. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2004 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1.50% of the value of the average daily net assets of their class. During the period ended June 30, 2004, Dreyfus waived receipt of fees and assumed expenses of the portfolio of $32,963, pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets

0 to $100 million	.35 of 1%
$100 million to $1 billion	.30 of 1%
$1 billion to $1.5 billion	.26 of 1%
In excess of $1.5 billion	.20 of 1%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2004, Service shares were charged $2,600 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $27 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: investment advisory fees $7,163, Rule 12b-1 distribution plan fees $418 and transfer agency per account fees $9, which are offset against an expense reimbursement currently in effect in the amount of $4,959.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each portfolio based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2004, amounted to $3,128,282 and $3,177,275, respectively.

At June 30, 2004, accumulated net unrealized appreciation on investments was $2,019,817, consisting of $2,071,533 gross unrealized appreciation and $51,716 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Investment Portfolios, Founders International Equity Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 0177SA0604

Dreyfus Investment Portfolios, MidCap Stock Portfolio

SEMIANNUAL REPORT June 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Investment Portfolios, MidCap Stock Portfolio covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, John O'Toole.

Although the U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, most major stock-market indices generally ended the reporting period only slightly higher than where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and potentially higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF PERFORMANCE

John O'Toole, Portfolio Manager

How did Dreyfus Investment Portfolios, MidCap Stock Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2004, the portfolio's Initial shares produced a total return of 3.42%, and its Service shares produced a total return of 3.30%.[1] This compares with the total return of 6.08% provided by the portfolio's benchmark, the Standard & Poor's MidCap 400 Index, for the same period.[2]

We attribute these results to a mildly positive environment for stocks, in which continued U.S. economic growth and reasonably good corporate earnings reports offset the effects of rising interest rates and instability in Iraq. Midcap stocks generally kept pace with the overall market, with the portfolio's midcap benchmark slightly outperforming its large-cap counterparts. While the portfolio participated in the market's overall rise, disappointments concentrated in technology and health care sectors caused the portfolio's performance returns to underperform its benchmark. During the final two months of the reporting period, the portfolio's performance relative to its benchmark improved, reflecting what we believe may have been a trend toward a more stable market environment that favored the portfolio's quantitatively driven stock valuation process.

What is the portfolio's investment approach?

The portfolio invests in a blend of growth and value stocks of mid-capitalization companies, chosen through a disciplined process that combines computer modeling techniques, fundamental analysis and risk management.

The quantitatively driven valuation process identifies and ranks approximately 2,500 midcap stocks as attractive, neutral or unattractive investments, based on more than a dozen different valuation inputs. Those inputs, which we believe can have an important influence on stock returns, include, among other things, earnings estimates, profit margins and growth in cash flow. We establish weightings for each input based on our analysis of which factors are being rewarded by investors, and make adjustments along the way for the uniqueness of various industries and economic sectors. For example, if the equity markets were rewarding companies with strong growth in cash flow, then we would add more weight to our growth–in–cash–flow factor.

Next, our investment management team conducts fundamental research on each stock, which ultimately results in the buy–and–sell recommendations. We seek to have the portfolio own the best–performing stocks within each economic sector of the midcap market. By maintaining an economic sector–neutral stance, we allow individual stock selection to drive the portfolio's performance.

What other factors influenced the portfolio's performance?

The portfolio generated its greatest gains from investments in the energy sector, where it outperformed its benchmark during the reporting period. Geopolitical tensions, high commodity prices, rising demand and constrained supply created a profitable environment for holdings such as refinery operator Valero Energy and domestic exploration and production companies XTO Energy and Houston Exploration. The portfolio's performance also received a boost from its holdings of poultry processor Pilgrim's Pride, which benefited from increasing public acceptance of high-protein, low-carbohydrate diets. Based upon price appreciation, this holding was sold during the reporting period.

On the negative side, technology stocks gave up many of the gains they had produced during 2003. Though most companies in which the portfolio invested met or exceeded earnings forecasts during the first half of 2004, many technology stocks proved vulnerable to concerns that the pace of growth might slow. Semiconductor holdings such as Amkor Technology, Cypress Semiconductor and QLogic were hit particularly hard. Flash memory chip maker SanDisk also suffered a notable decline. As a whole, the portfolio's technology holdings underperformed the benchmark's technology stocks and, as a result, some of the portfolio's technology holdings were sold during the reporting period.

The portfolio's performance in health care proved relatively weak as well because we generally avoided high-flying biotechnology stocks that failed to meet our disciplined investment criteria for profitability and revenue growth. In addition, holdings in generic drug maker Pharmaceutical

Resources lost ground due to unexpectedly strong competitive pressures. As a result, the portfolio's holdings in this company were sold during the reporting period. Finally, the portfolio's financial sector suffered a disappointment when shares of Knight Trading Group declined upon growing investor concerns over declining trade volumes.

What is the portfolio's current strategy?

As of the end of the reporting period, the portfolio's disciplined stock selection process has led us to place a slightly greater emphasis on value-oriented midcap stocks than their growth-oriented counterparts. We are finding significant investment opportunities among companies trading at prices we consider attractive relative to their earnings and book values. This reflects our view that the current market environment is more likely to reward sustainable earnings growth than price momentum. For example, within the areas of technology and consumer cyclicals, we are finding more opportunities among steady-performing hardware distribution companies and department stores than among growth-leveraged semiconductor firms and specialty retailers. At the same time, we have continued to maintain the sector neutral, issue-by-issue stock selection process that is the hallmark of our disciplined investment approach.

July 15, 2004

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, MidCap Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2004, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize-company segment of the U.S. market.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks−96.8%	Shares	Value ($)
Consumer Cyclical−14.7%		
Abercrombie & Fitch, Cl. A	61,000	2,363,750
Applebee's International	97,500	2,244,450
Aztar	52,100 a	1,458,800
Bandag	26,600	1,184,498
Blyth	82,000 b	2,828,180
CBRL Group	81,100	2,501,935
Claire's Stores	151,400	3,285,380
Coach	112,100 a	5,065,799
GTECH Holdings	70,100	3,246,331
Gentex	68,400	2,714,112
HNI	37,700	1,595,841
La-Z-Boy	77,800	1,398,844
Lear	56,700	3,344,733
Michaels Stores	51,700	2,843,500
Movie Gallery	49,900	975,545
Nordstrom	73,800	3,144,618
Pep Boys-Manny, Moe & Jack	73,800	1,870,830
Pier 1 Imports	97,900	1,731,851
Polaris Industries	32,200	1,545,600
Saks	161,200	2,418,000
Timberland Co., Cl. A	31,400 a	2,028,126
Tuesday Morning	67,500 a	1,957,500
V. F	47,700	2,322,990
Zale	85,000 a	2,317,100
		56,388,313
Consumer Staples−3.8%		
Bunge	27,700	1,078,638
Del Monte Foods	116,600 a	1,184,656
Fresh Del Monte Produce	73,800 b	1,864,926
Jarden	41,500 a	1,493,585
Pactiv	81,200 a	2,025,128
Sensient Technologies	68,400	1,469,232
Smithfield Foods	70,000 a	2,058,000
Tyson Foods, Cl. A	163,200	3,419,040
		14,593,205

Common Stocks (continued)	Shares	Value ($)
Energy—8.7%		
CARBO Ceramics	23,200	1,583,400
Cal Dive International	62,100 [a]	1,882,872
Energen	42,500	2,039,575
Houston Exploration	50,300 [a]	2,607,552
Patina Oil & Gas	110,800	3,309,596
Questar	94,500	3,651,480
Southwestern Energy	73,800 [a]	2,115,846
Sunoco	27,700	1,762,274
TETRA Technologies	55,300 [a]	1,484,805
Transocean	70,100 [a]	2,028,694
Unit	99,700 [a]	3,135,565
Valero Energy	52,600	3,879,776
XTO Energy	136,300	4,060,377
		33,541,812
Health Care—11.3%		
Affymetrix	59,000 [a]	1,931,070
Apria Healthcare Group	79,400 [a]	2,278,780
Beckman Coulter	53,600	3,269,600
Charles River Laboratories International	46,000 [a]	2,248,020
Coventry Health Care	96,900 [a]	4,738,410
Diagnostic Products	38,300	1,682,902
Health Net	100,600 [a]	2,665,900
Henry Schein	44,300 [a]	2,797,102
Hillenbrand Industries	17,200	1,039,740
IVAX	151,700 [a]	3,639,283
ImClone Systems	20,900 [a]	1,793,011
Invacare	35,900	1,605,448
Millipore	24,000 [a]	1,352,880
Mylan Laboratories	94,300	1,909,575
Oxford Health Plans	47,100	2,592,384
PacifiCare Health Systems	72,700 [a]	2,810,582
Select Medical	88,600	1,189,012
Varian Medical Systems	46,200 [a]	3,665,970
		43,209,669

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive–17.3%		
Bank of Hawaii	70,400	3,183,488
Bear Stearns Cos.	27,700	2,335,387
CIT Group	66,900	2,561,601
Cincinnati Financial	54,945	2,391,207
Commerce Bancshares	49,000	2,251,305
Dime Bancorp (warrants)	19,900 [a]	2,189
Doral Financial	54,300	1,873,350
Everest Re Group	46,200	3,712,632
Fidelity National Financial	121,880	4,550,999
First American	96,000	2,485,440
First Horizon National	46,700	2,123,449
Hibernia, Cl. A	138,600	3,367,980
Huntington Bancshares	89,800	2,056,420
IPC Holdings	44,300	1,635,999
Investors Financial Services	99,200	4,323,136
Knight Trading Group	204,200 [a]	2,046,084
Legg Mason	42,500 [b]	3,867,925
Lincoln National	56,200	2,655,450
New Century Financial	41,500 [b]	1,943,030
New York Community Bancorp	177,200	3,478,436
Northwest Bancorp	45,100	1,032,790
Phoenix Companies	140,600	1,722,350
Piper Jaffray	37,300 [a]	1,687,079
Popular	43,000	1,839,110
Provident Financial Services	98,100	1,721,655
RenaissanceRe Holdings	33,200	1,791,140
South Financial Group	68,600	1,944,124
Weingarten Realty Investors	55,500	1,736,040
		66,319,795
Producer Goods–14.2%		
Bemis	89,100	2,517,075
Briggs & Stratton	20,400	1,802,340
C.H. Robinson Worldwide	57,300	2,626,632
Cabot	66,200	2,694,340
Carlisle Cos.	30,500	1,898,625
Cleveland-Cliffs	23,700 [a,b]	1,336,443

8

Common Stocks (continued)	Shares	Value ($)
Producer Goods (continued)		
Cooper Industries, Cl. A	33,200	1,972,412
Crane	57,300	1,798,647
Energizer Holdings	62,800 a	2,826,000
Engineered Support Systems	29,500	1,726,045
Harsco	43,100	2,025,700
Hovnanian Enterprises, Cl. A	51,600 a	1,791,036
J.B. Hunt Transport Services	91,300 b	3,522,354
KB HOME	27,700	1,901,051
Lennar, Cl. A	96,000	4,293,120
Lubrizol	81,800	2,995,516
Orbital Sciences	130,400 a	1,800,824
Overseas Shipholding Group	37,900	1,672,527
Precision Castparts	33,300	1,821,177
RPM International	88,600	1,346,720
Ryland Group	30,000	2,346,000
Sigma-Aldrich	33,200 b	1,979,052
United Stationers	36,900 a	1,465,668
Yellow Roadway	37,100 a	1,478,806
York International	72,000	2,957,040
		54,595,150
Services—9.8%		
CIBER	149,100 a	1,225,602
Convergys	73,800 a	1,136,520
Cox Radio, Cl. A	86,700 a	1,506,846
eFunds	134,200 a	2,348,500
Equifax	65,600	1,623,600
FactSet Research Systems	60,100	2,840,927
Hearst-Argyle Television	42,600	1,098,228
ITT Educational Services	50,900 a,b	1,935,218
MPS Group	223,000 a	2,702,760
Manpower	68,100	3,457,437
Media General, Cl. A	38,000	2,440,360
Moody's	20,400	1,319,064
Rent-A-Center	84,300 a	2,523,099
Republic Services	123,700	3,579,878
Ryder System	41,200	1,650,884

Common Stocks (continued)	Shares		Value ($)
Services (continued)			
SunGard Data Systems	79,400	a	2,064,400
Washington Post, Cl. B	4,700		4,371,047
			37,824,370
Technology−12.5%			
Activision	161,900	a	2,574,210
Altera	72,000	a	1,599,840
Amphenol, Cl. A	77,500	a	2,582,300
Arrow Electronics	143,800	a	3,856,716
Avnet	92,300	a	2,095,210
CheckFree	59,900	a	1,797,000
Citrix Systems	84,900	a	1,728,564
Cypress Semiconductor	171,100	a	2,427,909
Digital River	81,800	a	2,669,134
Harris	68,400		3,471,300
Integrated Circuit Systems	83,100	a	2,256,996
International Rectifier	48,000	a	1,988,160
National Semiconductor	125,600	a,b	2,761,944
Network Associates	140,500	a	2,547,265
Plantronics	84,900	a	3,574,290
SanDisk	69,900	a,b	1,516,131
Storage Technology	109,000	a	3,161,000
Tech Data	61,800	a	2,418,234
Zebra Technologies, Cl. A	31,900	a	2,775,300
			47,801,503
Utilities−4.5%			
Alliant Energy	119,400		3,113,952
CenturyTel	42,100		1,264,684
Great Plains Energy	96,000		2,851,200
Northeast Utilities	176,500	b	3,436,455
SCANA	92,300	b	3,356,951
WPS Resources	66,500	b	3,082,275
			17,105,517
Total Common Stocks			
(cost $314,466,683)			**371,379,334**

Short-Term Investments–2.7%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 1.25%, dated 6/30/2004, due 7/1/2004, in the amount of $10,300,358 (fully collateralized by $10,840,000 Federal Home Loan Mortgage Corp., Notes, 3.375%, 4/15/2009, value $10,509,719) (cost $10,300,000)	10,300,000	**10,300,000**

Investment of Cash Collateral for Securities Loaned–5.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institututional Cash Advantage Fund (cost $20,195,672)	20,195,672 c	**20,195,672**
Total Investments (cost $344,962,355)	**104.7%**	**401,875,006**
Liabilities, Less Cash and Receivables	**(4.7%)**	**(18,215,741)**
Net Assets	**100.0%**	**383,659,265**

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At June 30, 2004, the total market value of the portfolio's securities on loan is $19,735,445 and the total market value of the collateral held by the portfolio is $20,195,672.*

[c] *Investment in affiliated money market mutual fund.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $19,735,445)–Note 1(b):		
Unaffiliated issuers	324,766,683	381,679,334
Affiliated issuers	20,195,672	20,195,672
Cash		215,750
Receivable for investment securities sold		7,568,373
Dividends and interest receivable		198,329
Receivable for shares of Beneficial Interest subscribed		22,916
Prepaid expenses		5,522
		409,885,896
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		256,587
Liability for securities on loan–Note 1(b)		20,195,672
Payable for shares of Beneficial Interest redeemed		3,828,117
Payable for investment securities purchased		1,904,738
Accrued expenses		41,517
		26,226,631
Net Assets ($)		**383,659,265**
Composition of Net Assets ($):		
Paid-in capital		328,823,785
Accumulated undistributed investment income–net		715,803
Accumulated net realized gain (loss) on investments		(2,792,974)
Accumulated net unrealized appreciation (depreciation) on investments		56,912,651
Net Assets ($)		**383,659,265**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	313,038,343	70,620,922
Shares Outstanding	19,137,789	4,333,545
Net Asset Value Per Share ($)	**16.36**	**16.30**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $1,161 foreign taxes withheld at source)	2,182,343
Interest	48,231
Income from securities lending	14,005
Total Income	**2,244,579**
Expenses:	
Investment advisory fee—Note 3(a)	1,399,250
Distribution fees—Note 3(b)	81,937
Professional fees	22,512
Custodian fees—Note 3(b)	19,190
Trustees' fees and expenses—Note 3(c)	8,515
Shareholder servicing costs—Note 3(b)	1,287
Miscellaneous	4,767
Total Expenses	**1,537,458**
Less—waiver of fees due to undertaking—Note 3(a)	(9,648)
Net Expenses	**1,527,810**
Investment Income–Net	**716,769**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	20,878,839
Net unrealized appreciation (depreciation) on investments	(9,337,114)
Net Realized and Unrealized Gain (Loss) on Investments	**11,541,725**
Net Increase in Net Assets Resulting from Operations	**12,258,494**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income–net	716,769	810,913
Net realized gain (loss) on investments	20,878,839	9,408,572
Net unrealized appreciation (depreciation) on investments	(9,337,114)	68,768,258
Net Increase (Decrease) in Net Assets Resulting from Operations	**12,258,494**	**78,987,743**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(23,110)	(728,922)
Service shares	–	(81,129)
Total Dividends	**(23,110)**	**(810,051)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	19,728,672	47,304,668
Service shares	18,079,286	32,894,299
Dividends reinvested:		
Initial shares	23,110	728,922
Service shares	–	81,129
Cost of shares redeemed:		
Initial shares	(19,081,100)	(32,010,864)
Service shares	(7,802,618)	(3,406,244)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**10,947,350**	**45,591,910**
Total Increase (Decrease) in Net Assets	**23,182,734**	**123,769,602**
Net Assets ($):		
Beginning of Period	360,476,531	236,706,929
End of Period	**383,659,265**	**360,476,531**
Undistributed investment income–net	715,803	22,144

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Capital Share Transactions:		
Initial Shares		
Shares sold	1,223,883	3,369,757
Shares issued for dividends reinvested	1,414	47,166
Shares redeemed	(1,196,153)	(2,451,003)
Net Increase (Decrease) in Shares Outstanding	**29,144**	**965,920**
Service Shares		
Shares sold	1,126,252	2,410,994
Shares issued for dividends reinvested	−	5,260
Shares redeemed	(483,638)	(250,075)
Net Increase (Decrease) in Shares Outstanding	**642,614**	**2,166,179**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Six Months Ended June 30, 2004 | | Year Ended December 31, | | | |
Initial Shares	(Unaudited)	2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	15.82	12.04	13.80	14.29	13.44	12.16
Investment Operations:						
Investment income–net[a]	.03	.04	.04	.03	.05	.03
Net realized and unrealized gain (loss) on investments	.51	3.78	(1.76)	(.50)	1.05	1.28
Total from Investment Operations	.54	3.82	(1.72)	(.47)	1.10	1.31
Distributions:						
Dividends from investment income–net	(.00)[b]	(.04)	(.04)	(.02)	(.03)	(.03)
Dividends from net realized gain on investments	–	–	–	–	(.13)	–
Dividends in excess of net realized gain on investments	–	–	–	–	(.09)	–
Total Distributions	(.00)[b]	(.04)	(.04)	(.02)	(.25)	(.03)
Net asset value, end of period	16.36	15.82	12.04	13.80	14.29	13.44
Total Return (%)	3.42[c]	31.72	(12.49)	(3.26)	8.28	10.82
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.39[c]	.82	.85	.89	.98	.97
Ratio of net investment income to average net assets	.21[c]	.32	.32	.24	.34	.26
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	–	–	–	–	.06	.49
Portfolio Turnover Rate	43.53[c]	74.15	69.15	76.37	102.89	77.73
Net Assets, end of period ($ x 1,000)		313,038	302,253	218,387	181,028	76,784	15,563

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,			
		2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	15.77	12.02	13.78	14.29	14.29
Investment Operations:					
Investment income—net	.02[b]	.02[b]	.02[b]	.01[b]	–
Net realized and unrealized gain (loss) on investments	.51	3.75	(1.75)	(.50)	–
Total from Investment Operations	.53	3.77	(1.73)	(.49)	–
Distributions:					
Dividends from investment income—net	–	(.02)	(.03)	(.02)	–
Net asset value, end of period	16.30	15.77	12.02	13.78	14.29
Total Return (%)	3.30[c]	31.48	(12.64)	(3.36)	–
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.50[c]	1.00	1.00	1.00	–
Ratio of net investment income to average net assets	.11[c]	.12	.15	.07	–
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.01[c]	.06	.10	.17	–
Portfolio Turnover Rate	43.53[c]	74.15	69.15	76.37	102.89
Net Assets, end of period ($ x 1,000)	70,621	58,224	18,320	9,764	1

[a] The portfolio commenced offering Service shares on December 31, 2000.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the MidCap Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide investment results that are greater than the total return performance of publicly-traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus ") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio received net earnings credits of $78 during the period ended June 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $23,577,097 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $1,617,358 of the carryover expires in fiscal 2009 and $21,959,739 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: ordinary income $810,051. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the portfolio did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2004 to December 31, 2004, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended June 30, 2004, the Manager waived receipt of fees of $9,648, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2004, Service shares were charged $81,937 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $331 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $19,190 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: investment advisory fees $235,465, Rule 12b-1 distribution plan fees $14,660, custodian fees $6,350 and transfer agency per account fees $112.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2004, amounted to $166,391,789 and $158,606,280, respectively.

At June 30, 2004, accumulated net unrealized appreciation on investments was $56,912,651, consisting of $64,467,257 gross unrealized appreciation and $7,554,606 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

Dreyfus
Investment Portfolios,
MidCap Stock Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

 0174SA0604

Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Thomas Durante.

Although the U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, most major stock-market indices generally ended the reporting period only slightly higher than where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and potentially higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF PERFORMANCE

Thomas Durante, Portfolio Manager

How did Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2004, the portfolio's Service shares produced a total return of 9.69%.[1] In comparison, the Standard & Poor's SmallCap 600 Index ("S&P 600 Index"), the portfolio's benchmark, produced a 10.05% return for the same period.[2,3]

We attribute the portfolio's performance to strong returns from small-cap industrial stocks, which benefited during the reporting period from strong global growth, especially in the world's faster-developing markets. The difference in returns between the portfolio and the S&P 600 Index was primarily due to the portfolio's expenses, sampling strategy and transaction costs.

What is the portfolio's investment approach?

The portfolio seeks to match the total return of the S&P 600 Index. To pursue this goal, the portfolio invests in a representative sample of stocks included in the S&P 600 Index and in futures whose performance is related to the S&P 600 Index.

The portfolio's investments are selected by a "sampling" process based on market capitalization, industry representation and other means. By using this sampling process, the portfolio typically will not invest in all 600 stocks in the S&P 600 Index. However, at times, the portfolio may be fully invested in all of the stocks that comprise the S&P 600 Index. Under these circumstances, the portfolio maintains approximately the same weighting for each stock as the S&P 600 Index does.

The S&P 600 Index is composed of 600 domestic stocks with market capitalizations ranging between approximately $70 million and approximately $5.2 billion, depending on S&P 600 Index composition. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the S&P 600 Index than smaller ones. The portfolio may also invest in stock futures as a substitute for the sale or purchase of securities.

What other factors influenced the portfolio's performance?

The broader U.S. stock market rose relatively modestly during the reporting period, as the benefits of generally strong corporate profits in a recovering economy were offset by concerns regarding instability in Iraq, higher short-term interest rates and uncertainties regarding consumer spending. However, small-cap stocks produced higher returns than their large- and midcap counterparts. That's largely due to the strength of small-cap industrial, producer and commodity stocks — including plumbing supply stocks, trucking, construction, forestry firms and mining companies — which make up a substantial portion of the S&P 600 Index. Often considered the building blocks of the economy, companies in these industries historically have tended to perform well during the early stages of economic recoveries. However, given the strength of recent economic growth in China, India and the developing markets, these stocks fared particularly well during the reporting period.

Energy companies represented the second-best performing area of the small-cap stock market for the first half of 2004. Drillers and exploration companies benefited from rising oil prices and increased global demand. Other positive contributions to the portfolio's and the S&P 600 Index's performance came from the industrial service area, which consists primarily of consulting firms that are hired by corporations to solve litigation problems, create operational strategies and verify accounting and auditing records. These companies took business away from larger accounting firms in the wake of the highly publicized accounting scandals of previous years.

While the health care sector did not perform very well as a whole, the medical products industry produced significant gains for the portfolio's performance. For example, the portfolio enjoyed solid returns from two eye-care product companies, which benefited from advances in contact lenses and the fight against glaucoma. Many of these products are generally elective, sales did not suffer from reduced Medicare and HMO reimbursements.

On the other hand, two market sectors hindered returns during the reporting period: semiconductors and airlines. Semiconductor stocks fell when companies reported lower profits due to higher costs associ-

ated with building new plants and research and development. Airlines' earnings suffered amid rising fuel costs and a slowdown in corporate travel spending, as more executives conducted long-distance meetings via teleconferencing or webcasts.

What is the portfolio's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the small-cap market as represented by the S&P 600 Index. Accordingly, the percentages of the portfolio's assets invested in each market sector closely approximate its representation in the S&P 600 Index.

In closing, while we are pleased that many small-cap stocks have benefited from the recent strong global growth, we are also keenly aware that there is no way to predict whether this trend will continue. In our view, one of the greatest benefits of broadly diversified index funds is that they can help investors manage risks by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

July 15, 2004

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*

3 *"Standard & Poor's," "S&P," "S&P SmallCap 600" and "Standard & Poor's SmallCap 600" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the portfolio. The portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the portfolio.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks−98.0%	Shares	Value ($)
Alcohol & Tobacco−.1%		
DIMON	24,000	**137,280**
Consumer Cyclical−17.2%		
Action Performance Cos.	7,100 a	106,997
Advanced Marketing Services	7,500	96,825
Albany International, Cl. A	17,000	570,520
Angelica	4,400	110,484
Applica	12,000 b	106,800
Arctic Cat	11,200	308,336
Argosy Gaming	15,300 b	575,280
Ashworth	1,500 b	12,465
Atlantic Coast Airlines Holdings	18,500 b	106,190
Aztar	18,000 b	504,000
Bally Total Fitness Holdings	15,400 a,b	77,000
Bassett Furniture	6,600	143,616
Brown Shoe	10,500	429,765
Burlington Coat Factory Warehouse	20,000	386,000
CEC Entertainment	20,950 b	618,234
CPI	5,600	82,432
Casey's General Stores	27,000	494,100
Cato, Cl. A	10,800	242,460
Children's Place Retail Stores	13,600 b	319,872
Christopher & Banks	19,150	339,146
Coachmen Industries	6,600	105,534
Concord Camera	6,900 b	22,770
Cost Plus	9,800 b	318,010
Department 56	8,500 b	130,900
Dress Barn	15,600 b	267,072
Duane Reade	10,700 b	174,731
Electronics Boutique Holdings	12,900 b	339,786
Enesco Group	5,900 b	52,864
Ethan Allen Interiors	19,000 a	682,290
Fedders	9,800	42,630
Fleetwood Enterprises	22,700 b	330,285
Fossil	34,300 b	934,675
Fred's	17,700	390,993
Frontier Airlines	13,600 b	147,968
GenCorp	20,300 a	271,817

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Genesco	12,400 b	293,012
Goody's Family Clothing	20,000	207,400
Great Atlantic & Pacific	11,000 b	84,260
Group 1 Automotive	11,600 b	385,236
Guitar Center	12,100 b	538,087
Gymboree	12,800 b	196,608
Haggar	1,300	26,195
Hancock Fabrics	8,500	108,375
Haverty Furniture	14,700	256,956
Hibbett Sporting Goods	13,500 b	369,225
Hot Topic	25,150 b	515,323
IHOP	10,800	386,208
Insight Enterprises	22,200 b	394,272
Interface, Cl. A	20,000 b	174,600
Intermet	5,100	21,930
J. Jill Group	8,800 b	207,592
JAKKS Pacific	11,900 a,b	247,401
Jack in the Box	18,800 b	558,360
Jo-Ann Stores	10,225 b	300,615
K-Swiss	19,500	394,095
K2	19,800 b	310,860
Kellwood	14,300	622,765
La-Z Boy	27,000	485,460
Landry's Restaurants	14,100	421,449
Linens 'n Things	21,500 b	630,165
Lone Star Steakhouse & Saloon	11,600	315,404
Longs Drug Stores	17,200	410,564
Marcus	17,400	300,150
Men's Wearhouse	19,500 b	514,605
Mesa Air Group	24,000 b	194,160
Midas	8,000 b	139,200
Monaco Coach	16,100	453,537
Movie Gallery	19,300	377,315
Multimedia Games	12,300 a,b	329,886
NBTY	34,000 b	999,260
National Presto Industries	3,200	131,936
Nautilus Group	18,400 a	358,984

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
O'Charleys	8,400 b	144,396
OshKosh B'Gosh	3,800	94,886
Oshkosh Truck	18,300	1,048,773
Oxford Industries	9,200	400,752
P.F. Chang's China Bistro	12,000 a,b	493,800
Panera Bread, Cl. A	14,900 a,b	534,612
Papa John's International	10,500 b	310,170
Pep Boys-Manny, Moe & Jack	31,800	806,130
Phillips-Van Heusen	14,500	279,125
Pinnacle Entertainment	13,700 b	172,757
Polaris Industries	23,000	1,104,000
Prime Hospitality	22,500 b	238,950
Quicksilver	27,900 b	664,299
RARE Hospitality International	17,550 b	436,995
Russ Berrie & Co.	9,400	182,642
Russell	17,800	319,688
Ryan's Restaurant Group	22,000 b	347,600
SCP Pool	19,250	866,250
School Specialty	10,400 b	377,624
Select Comfort	18,500 b	525,400
ShopKo Stores	15,700 b	221,998
Shuffle Master	12,700 a,b	461,137
SkyWest	28,300	492,703
Sonic	30,550 b	695,013
Standard Motor Products	11,100	163,503
Steak n Shake	15,200 b	276,944
Stein Mart	23,000 b	373,980
Stride Rite	21,900	241,557
Sturm, Ruger & Co.	15,000	181,650
TBC	11,000 b	261,800
Too	16,900 b	282,230
Toro	12,700	889,889
Tower Automotive	33,000 a,b	120,120
Tractor Supply	19,800 b	828,036
Triarc, Cl. B	27,700	281,709
Ultimate Electronics	2,200 a,b	10,868
Urban Outfitters	20,900 b	1,273,019

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
WMS Industries	13,800 a,b	411,240
Wabash National	18,000 b	495,900
Wet Seal, Cl. A	8,950 a,b	46,809
Winnebago Industries	17,600	656,128
Wolverine World Wide	21,600	567,000
Zale	28,000 b	763,280
		41,849,659
Consumer Staples—2.4%		
American Italian Pasta, Cl. A	7,900 a	240,792
Corn Products International	17,400	809,970
Delta & Pine Land	17,600	386,320
Flowers Foods	23,400	611,910
Hain Celestial Group	16,500 b	298,650
J & J Snack Foods	5,300 b	216,399
Lance	15,800	243,320
Libbey	8,000	222,080
Nash Finch	7,600	190,228
Nature's Sunshine Products	8,500	121,040
Performance Food Group	22,200 b	589,188
Ralcorp Holdings	14,800 b	520,960
Sanderson Farms	10,800	579,096
United Natural Foods	18,800 b	543,508
WD-40	9,300	278,442
		5,851,903
Energy—7.5%		
American States Water	6,250	145,250
Atmos Energy	27,500	704,000
Atwood Oceanics	6,900 b	288,075
Cabot Oil & Gas	16,900	714,870
Cal Dive International	19,400 b	588,208
Carbo Ceramics	8,000	546,000
Cascade Natural Gas	5,800	128,006
Cimarex Energy	21,800 b	659,014
Dril-Quip	9,300 b	173,910
Energen	18,800	902,212
Evergreen Resources	20,300 b	820,120
Frontier Oil	14,700	311,493

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Headwaters	17,600 b	456,368
Hydril	11,200 b	352,800
Laclede Group	11,100	304,251
NUI	7,400	108,040
New Jersey Resources	14,300	594,594
Northwest Natural Gas	12,600	384,300
Oceaneering International	13,000 b	445,250
Patina Oil & Gas	36,386	1,086,850
Piedmont Natural Gas	19,400 a	828,380
Plains Resources	13,000 b	220,350
Prima Energy	6,100 b	241,377
Remington Oil & Gas	14,300 b	337,480
St. Mary Land & Exploration	14,300	509,795
Southern Union	37,584 b	792,271
Southwest Gas	17,500	422,275
Southwestern Energy	18,800 b	538,996
Spinnaker Exploration	16,000 b	630,080
Stone Energy	14,000 b	639,520
Swift Energy	14,500 b	319,870
TETRA Technologies	11,600 b	311,460
UGI	25,950	832,995
Unit	24,000 b	754,800
Veritas DGC	18,400 b	425,960
Vintage Petroleum	33,300	565,101
W-H Energy Services	11,300 b	221,480
		18,305,801
Health Care–11.1%		
Accredo Health	24,000 b	934,800
Advanced Medical Optics	15,200 b	647,064
Alpharma, Cl. A	26,200	536,576
American Healthways	16,900 b	449,878
American Medical Systems Holdings	17,200 b	579,640
Amerigroup	12,300 b	605,160
AmSurg	15,750 b	395,797
ArQule	9,800 b	51,646
ArthroCare	10,000 a,b	290,800
BioLase Technology	11,300 a,b	152,098

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Biosite	7,700 a,b	345,884
CIMA Labs	7,800 b	263,094
CONMED	15,300 b	419,220
Cambrex	14,100	355,743
Cooper Cos.	17,200	1,086,524
CryoLife	5,200 a,b	27,404
Curative Health Services	7,800 b	67,548
Cyberonics	10,600 a,b	353,616
Datascope	7,500	297,675
Diagnostic Products	15,700	689,858
Enzo Biochem	16,225 b	243,375
Haemonetics	13,300 b	394,345
Hologic	11,400 b	265,050
Hooper Holmes	27,300	156,702
ICU Medical	7,300 a,b	244,769
IDEXX Laboratories	17,600 b	1,107,744
Immucor	10,800 b	351,540
Integra LifeSciences Holdings	13,800 b	486,726
Invacare	16,500	737,880
LabOne	8,700 a,b	276,486
MGI Pharma	36,000 b	972,360
Medicis Pharmaceutical, Cl. A	28,500	1,138,575
Mentor	21,500	737,235
Merit Medical Systems	14,000 b	223,020
Noven Pharmaceuticals	9,300 b	204,786
Odyssey Healthcare	19,300 a,b	363,226
Orthodontic Centers of America	26,200 a,b	214,578
Osteotech	5,400 b	35,046
Owens & Minor	20,100	520,590
Pediatrix Medical Group	12,600 b	880,110
PolyMedica	14,300	443,872
Possis Medical	8,800 b	300,520
Priority Healthcare, Cl. B	21,300 b	488,835
Province Healthcare	25,500 b	437,325
Regeneron Pharmaceuticals	27,300 b	287,469
RehabCare Group	9,300 b	247,659
ResMed	16,700 b	851,032

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Respironics	17,400 b	1,022,250
Savient Pharmaceuticals	30,900 b	76,632
Sierra Health Services	14,000 b	625,800
Sola International	17,200 b	296,356
Sunrise Senior Living	10,800 a,b	422,712
Sybron Dental Specialties	19,800 b	591,030
Techne	21,700 b	942,865
Theragenics	11,500 b	53,130
US Oncology	43,500 b	640,320
United Surgical Partners	14,500 b	572,315
Viasys Healthcare	16,900 b	353,379
Vital Signs	7,800	226,512
		26,984,181
Interest Sensitive−14.3%		
Anchor Bancorp Wisconsin	12,200	322,568
BankAtlantic Bancorp, Cl. A	27,000	498,150
BankUnited Financial, Cl. A	15,200 b	392,160
Boston Private Financial Holdings	13,300	308,028
Brookline Bancorp	26,300	385,821
Capital Automotive	19,400	569,002
Cash America International	15,200	349,600
Centene	8,800 b	339,240
Chittenden	17,700	622,155
Colonial Properties Trust	15,200	585,656
Commercial Federal	18,900	512,190
Commercial Net Lease Realty	26,000	447,200
Community First Bankshares	17,400	560,106
Delphi Financial Group, Cl. A	15,100	671,950
Dime Community Bancshares	19,900	347,852
Downey Financial	14,000	745,500
East West Bancorp	24,300	746,010
Entertainment Properties Trust	12,600	450,324
Essex Property Trust	10,700 a	731,345
Financial Federal	9,200 b	324,392
First Bancorp	20,250	825,187
First Midwest Bancorp	22,400	788,704
First Republic Bank	8,100	348,948

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
FirstFed Financial	9,600 [b]	399,360
Flagstar Bancorp	32,000	636,160
Fremont General	38,800	684,820
Gables Residential Trust	13,800	468,924
Glenborough Realty Trust	17,900	328,465
Gold Banc	22,100	342,550
Hilb, Rogal & Hamilton	18,500 [a]	660,080
Hudson United Bancorp	23,000	857,440
Investment Technology Group	21,000 [b]	268,590
Irwin Financial	17,000	448,800
Kilroy Realty	13,500	460,350
LandAmerica Financial Group	10,200	397,086
Lexington Corporate Properties Trust	25,700	511,687
MAF Bancorp	17,100	729,828
NCO Group	15,300 [b]	408,357
New Century Financial	17,850 [a]	835,737
Philadelphia Consolidated Holding	11,800 [b]	708,826
Piper Jaffray	10,700 [b]	483,961
Presidential Life	16,000	288,320
ProAssurance	15,000 [b]	511,650
Provident Bankshares	17,500	504,700
RLI	12,900	470,850
Republic Bancorp	30,560	424,784
Rewards Network	14,500 [b]	130,500
Riggs National	12,800	270,336
SWS Group	8,000	122,400
Seacoast Financial Services	15,000	519,000
Selective Insurance Group	14,200	566,296
Shurgard Storage Centers, Cl. A	22,100	826,540
South Financial Group	32,500	921,050
Southwest Bancorporation of Texas	16,800	741,216
Sterling Bancshares	19,900	282,381
Sterling Financial	12,220 [b]	389,451
Stewart Information Services	9,500	320,815
Susquehanna Bancshares	21,700	545,972
Trustco Bank	37,900	496,490
UCBH Holdings	23,500	928,720

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
UICI	23,700 b	564,297
Umpqua Holdings	16,600	348,434
United Bankshares	20,800	676,000
Waypoint Financial	15,950	440,061
Whitney Holding	20,400	911,268
Wintrust Financial	10,600	535,406
World Acceptance	10,900 b	199,797
Zenith National Insurance	10,500 a	510,300
		34,950,143
Internet−.6%		
j2 Global Communications	12,600 a,b	350,280
Netegrity	19,600 b	165,816
PC-Tel	12,800 b	151,040
Verity	17,600 b	237,776
WebEx Communications	22,600 a,b	491,776
		1,396,688
Producer Goods & Services−20.7%		
A.Schulman	16,500	354,585
A.M. Castle	3,300 b	35,475
A.O. Smith	14,300	454,597
AAR	15,900 b	180,465
Acuity Brands	22,300	602,100
Apogee Enterprises	11,000	114,400
Applied Industrial Technologies	10,000	301,200
AptarGroup	18,200	795,158
Arch Chemicals	12,400	357,368
Arkansas Best	13,100	431,252
Armor Holdings	17,200 b	584,800
Astec Industries	11,000 b	207,130
Baldor Electric	17,600	410,960
Barnes Group	12,500	362,250
Belden	15,000	321,450
Brady, Cl. A	11,800	543,980
Briggs & Stratton	11,700	1,033,695
Brush Engineered Materials	8,200 b	154,980
Buckeye Technologies	15,300 b	175,950
Building Materials Holding	7,400	140,082

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
C&D Technologies	13,700	244,271
CLARCOR	13,100	599,980
CUNO	8,600 [b]	458,810
Cable Design Technologies	18,600 [b]	197,160
Caraustar Industries	14,000 [b]	197,540
Carpenter Technology	13,100	446,055
Century Aluminum	17,300 [b]	428,867
Champion Enterprises	33,000 [b]	302,940
Chesapeake	10,400	277,472
Cleveland-Cliffs	5,400 [a,b]	304,506
Commercial Metals	15,700	509,465
Commonwealth Industries	11,200	115,808
Cubic	11,900	249,067
Curtiss-Wright	10,300	578,757
DRS Technologies	13,300 [b]	424,270
Deltic Timber	6,200	238,080
EDO	9,300	224,316
EGL	21,500 [b]	571,900
ElkCorp	9,400	225,036
Emcor Group	6,900 [b]	303,462
Engineered Support Systems	13,025	762,093
Florida Rock Industries	22,300	940,391
Forward Air	10,900 [b]	407,660
Gardner Denver	11,000 [b]	306,900
Georgia Gulf	18,300	656,238
Griffon	15,800 [b]	352,024
H.B. Fuller	14,700	417,480
Heartland Express	26,100	714,096
Hughes Supply	15,800 [a]	931,094
IDEX	25,500	875,925
IMCO Recycling	7,600 [b]	100,472
Insituform Technologies, Cl. A	10,000 [b]	162,700
Intermagnetics General	9,000 [b]	306,270
Ionics	9,700 [b]	274,025
JLG Industries	21,700	301,413
Kaman, Cl. A	13,000	181,870
Kansas City Southern	28,800 [b]	446,400

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Kaydon	13,900	429,927
Kirby	12,300 b	478,470
Knight Transportation	20,000 b	574,600
Landstar System	16,100 b	851,207
Lawson Products	5,600	213,640
Lennox International	30,400	550,240
Lindsay Manufacturing	6,500	156,130
Lone Star Technologies	12,700 b	350,012
Lydall	9,600 b	93,792
M.D.C. Holdings	17,015	1,082,324
MacDermid	16,500	558,525
Manitowoc	14,900	504,365
Massey Energy	36,900	1,040,949
Maverick Tube	20,000 b	525,200
Meritage	6,800 b	467,840
Milacron	10,600 a	42,400
Moog, Cl. A	14,000 b	519,540
Mueller Industries	17,700	633,660
Myers Industries	15,775	222,428
NVR	3,300 b	1,597,860
OM Group	16,300 b	538,063
Offshore Logistics	11,400 b	320,568
Omnova Solutions	9,900 b	60,390
Penford	5,000	87,750
PolyOne	39,600 b	294,624
Pope & Talbot	5,900	116,643
Quaker Chemical	4,400	121,528
Quanex	9,400	457,780
RTI International Metals	11,000 b	175,450
Rayovac	18,400 b	517,040
Regal Beloit	13,400	298,284
Reliance Steel & Aluminum	16,800	677,376
Robins & Myers	6,600	148,170
Rock-Tenn, Cl. A	18,000	305,100
Ryerson Tull	13,100	208,028
SEACOR	8,300 b	364,619
Schweitzer-Mauduit International	6,800	208,284

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Simpson Manufacturing	12,500	701,500
Skyline	5,300	215,445
Standard Pacific	17,800	877,540
Standex International	7,500	204,000
Steel Dynamics	24,500 [b]	701,435
Steel Technologies	9,200	203,136
Stewart & Stevenson Services	11,800	211,456
SurModics	6,700 [a,b]	165,088
Technitrol	20,800 [b]	455,520
Teledyne Technologies	17,900 [b]	358,358
Texas Industries	9,900	407,583
Thomas Industries	8,900	295,480
Timken	44,800	1,186,752
Tredegar	20,500	330,665
Triumph Group	7,400 [b]	236,282
URS	22,500 [b]	616,500
USF	13,700	481,281
United Stationers	18,700 [b]	742,764
Universal Forest Products	10,200	328,950
Valmont Industries	12,100	277,090
Watsco	14,200	398,594
Watts Water Technologies	14,300	385,385
Wausau-Mosinee Paper	25,800	446,340
Wellman	13,200	107,316
Wilson Greatbatch Technologies	9,400 [b]	262,730
Wolverine Tube	4,800 [b]	52,320
Woodward Governor	6,400	461,504
Yellow Roadway	24,271 [b]	967,442
		50,467,952
Services−7.3%		
ABM Industries	24,700	480,909
ADVO	15,250	502,030
Aaron Rents	17,000	563,380
Administaff	13,900 [b]	230,740
Arbitron	16,000 [b]	584,320
Boston Communications Group	11,000 [b]	112,750
Bowne & Co.	18,200	288,470

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
CACI International, Cl. A	14,900 b	602,556
CDI	9,600	332,160
Central Parking	16,300	304,647
Chemed	6,000	291,000
Ciber	32,000 b	263,040
Consolidated Graphics	7,100 b	312,755
Cross Country Healthcare	15,900 b	288,585
Daktronics	10,300 b	256,985
eFunds	24,800 b	434,000
4Kids Entertainment	7,600 b	181,792
FactSet Research Systems	16,300	770,501
G & K Services, Cl. A	11,800	474,242
Global Payments	19,700	886,894
Heidrick & Struggles International	10,500 b	311,640
Information Holdings	10,400 b	284,648
Insurance Auto Auction	5,800 b	98,600
John H. Harland	14,600	428,510
Kroll	20,500 b	756,040
Labor Ready	21,000 b	325,500
MAXIMUS	11,900 b	421,974
MICROS Systems	9,900 a,b	474,903
ManTech International, Cl. A	16,400 b	307,828
MemberWorks	6,200 a,b	183,644
Mobile Mini	6,000 a,b	170,460
NDCHealth	18,600	431,520
PAREXEL International	14,500 b	287,100
PRG-Schultz International	19,800 b	108,306
Paxar	21,000 b	409,920
Pegasus Solutions	7,300 b	95,849
Pharmaceutical Product Development	27,000 b	857,790
Pre-Paid Legal Services	9,800 a,b	233,534
Shaw Group	26,500 b	268,445
Sourcecorp	9,000 b	247,680
Spherion	28,200 b	285,948
Standard Register	12,900	153,510
StarTek	7,600	272,080
Tetra Tech	29,000 b	473,280

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Thomas Nelson	8,400	191,016
Viad	11,200 b	302,512
Volt Information Sciences	8,200 b	258,382
Waste Connections	21,250 b	630,275
Watson Wyatt & Company Holdings	17,300	461,045
		17,893,695
Technology—15.4%		
ANSYS	8,500 b	399,500
ATMI	15,000 b	409,650
Actel	12,300 b	227,550
Adaptec	54,700 b	462,762
Advanced Energy Industries	18,300 b	287,676
Aeroflex	35,000 b	501,550
Agilysys	18,500	255,115
Alliance Semiconductor	9,900 b	58,905
Analogic	6,200	263,066
Anixter International	18,900	643,167
Artesyn Technologies	20,600 b	185,400
Audiovox, Cl. A	11,200 b	189,056
Avid Technology	16,400 b	894,948
Axcelis Technologies	52,000 b	646,880
BEI Technologies	8,600	243,466
Bel Fuse, Cl. B	6,600	275,220
Bell Microproducts	13,000 b	105,170
Benchmark Electronics	21,000 b	611,100
Black Box	9,000	425,340
Brooks Automation	21,300 a,b	429,195
Brooktrout	6,500 b	70,265
C-COR.net	24,500 b	252,105
CTS	18,500	223,110
Captaris	16,300 b	105,298
Carreker	13,700 b	137,274
Catapult Communications	7,900 b	181,700
Cerner	18,500 a,b	824,730
Checkpoint Systems	19,800 b	355,014
Cognex	24,000	923,520
Coherent	15,800 b	471,630

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Cohu	11,300	215,152
Coinstar	10,700 a,b	235,079
Concord Communications	7,700 b	87,857
Cymer	18,600 b	696,384
DSP Group	15,600 b	424,944
Dendrite International	20,500 b	380,890
Digi Inernational	12,000 b	128,640
Digital Insight	17,700 b	366,921
Dionex	11,200 b	617,904
DuPont Photomasks	7,300 b	148,409
EPIQ Systems	10,300 a,b	149,350
ESS Technology	23,000 b	246,330
Electro Scientific Industries	15,000 b	424,650
Esterline Technologies	11,600 b	342,548
Exar	21,700 b	318,122
FEI	14,500 b	346,695
FLIR Systems	16,700 b	916,830
FileNet	19,800 b	625,086
Gerber Scientific	12,500 b	88,250
Global Imaging Systems	12,300 b	450,918
Harmonic	29,500	251,340
Helix Technology	13,700	292,221
Hutchinson Technology	13,200 b	324,588
Hyperion Solutions	20,000 b	874,400
Imagistics International	8,800 b	311,520
Input/Output	29,900 b	247,871
Inter-Tel	13,700	342,089
Internet Security Systems	24,700 b	378,898
InVision Technologies	9,700 b	484,030
Itron	10,600 b	243,164
JDA Software Group	13,300 b	175,161
Keithley Instruments	7,900	174,985
Kopin	31,000 b	158,410
Kronos	16,100 b	663,320
Kulicke & Soffa Industries	29,000 b	317,840
Littelfuse	11,900 b	504,679
MRO Software	13,300 b	181,013

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Manhattan Associates	15,800 b	487,904
MapInfo	10,600 b	112,360
Meade Instruments	9,000 b	28,710
Mercury Computer Systems	11,500 b	285,200
Methode Electronics, Cl. A	18,600	241,242
Microsemi	30,400 b	431,984
NYFIX	16,400 b	80,196
Network Equipment Technologies	9,700 b	79,152
Park Electrochemical	11,300	285,325
Pericom Semiconductor	10,300 b	110,313
Phoenix Technologies	8,400 b	58,716
Photon Dynamics	8,300 b	291,081
Photronics	19,400 b	367,436
Pinnacle Systems	33,300 b	238,095
Planar Systems	9,400 b	125,866
Power Integrations	14,100 b	351,090
Progress Software	19,300 b	418,231
Radiant Systems	14,500 b	68,005
RadiSys	9,700 b	180,129
Rogers	8,700 b	608,130
Roper Industries	18,300	1,041,270
Roxio	12,100 a,b	59,411
Rudolph Technologies	7,400 b	134,606
SBS Technologies	9,000 b	144,630
SCM Microsystems	5,900 b	38,350
SPSS	9,500 b	170,715
ScanSource	6,500 b	386,230
Serena Software	22,000 a,b	419,980
Skyworks Solutions	75,000 b	654,750
Standard Microsystems	12,100 b	282,172
Supertex	8,800 b	143,792
Symmetricom	18,600 b	165,540
TALX	8,000	195,440
THQ	19,500 b	446,550
Take-Two Interactive Software	22,300 b	683,272
Three-Five Systems	3,100 b	15,810
Tollgrade Communications	7,000 b	74,340

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
Trimble Navigation	24,300	b	675,297
Ultratech	10,600	b	172,568
Varian Semiconductor Equipment Associates	18,400	b	709,504
Veeco Instruments	13,500	b	348,435
ViaSat	12,900	b	321,855
Vicor	22,500	b	411,075
Websense	12,500	b	465,375
X-Rite	11,800		171,572
Zix	12,200	a,b	96,868
			37,474,422
Utilities−1.4%			
Avista	25,300		466,026
CH Energy Group	8,300		385,452
Central Vermont Public Service	7,000		143,430
Cleco	23,200		417,136
Commonwealth Telephone Enterprises	10,800	b	483,516
El Paso Electric	23,700	b	365,928
General Communication, Cl. A	24,300	b	192,942
Green Mountain Power	3,000		78,300
Intrado	7,000	b	112,630
UIL Holdings	7,300		355,437
UniSource Energy	17,600		437,360
			3,438,157
Total Common Stocks (cost $190,209,369)			**238,749,881**

Short-Term Investments−2.0%	Principal Amount ($)	Value ($)
Repurchase Agreement−1.9%		

Greenwich Capital Markets, Tri-Party Repurchase Agreement,
   1.25%, dated 6/30/2004, due 7/1/2004 in the
   amount of $4,650,161 (fully collateralized by
   $4,564,000 of various U.S. Government
   Agency Obligations, value $4,743,377)
	4,650,000	**4,650,000**

Short-Term Investments (continued)	Principal Amount ($)	Value ($)
U.S. Treasury Bills−.1%		
.93%, 7/15/2004	40,000 c	39,982
.95%, 8/5/2004	150,000 c	149,829
		189,811
Total Short-Term Investments (cost $4,839,848)		**4,839,811**

Investment of Cash Collateral for Securities Loaned−5.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $13,665,698)	13,665,698 d	**13,665,698**
Total Investments (cost $208,714,915)	**105.6%**	**257,255,390**
Liabilities, Less Cash and Receivables	**(5.6%)**	**(13,632,665)**
Net Assets	**100.0%**	**243,622,725**

a All or a portion of these securities are on loan. At June 30, 2004, the total market value of the fund's securities on loan is $13,583,213 and the total market value of the collateral held by the fund is $13,665,698.

b Non-income producing.

c Partially held by the broker in a segregated account as collateral for open financial futures positions.

d Investment in affiliated money market mutual fund.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 6/30/2004 ($)
Financial Futures Long				
Russell 2000	5	1,480,875	September 2004	**9,500**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $13,583,213)–Note 1(b):		
Unaffiliated issuers	195,049,217	243,589,692
Affiliated issuers	13,665,698	13,665,698
Cash		890,674
Receivable for shares of Beneficial Interest subscribed		3,245,515
Receivable for investment securities sold		1,664,079
Dividends and interest receivable		154,710
Receivable for futures variation margin–Note 4		11,053
		263,221,421
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		109,098
Liability for securities on loan–Note 1(b)		13,665,698
Payable for investment securities purchased		5,818,005
Payable for shares of Beneficial Interest redeemed		87
Accrued expenses		5,808
		19,598,696
Net Assets ($)		**243,622,725**
Composition of Net Assets ($):		
Paid-in capital		196,348,061
Accumulated undistributed investment income–net		427,078
Accumulated net realized gain (loss) on investments		(1,702,389)
Accumulated net unrealized appreciation (depreciation) on investments (including $9,500 net unrealized appreciation on financial futures)		48,549,975
Net Assets ($)		**243,622,725**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		16,967,755
Net Asset Value, offering and redemption price per share ($)		**14.36**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $410 foreign taxes withheld at source)	996,162
Income from securities lending	35,135
Interest	9,223
Total Income	**1,040,520**
Expenses:	
Investment advisory fee–Note 3(a)	352,933
Distribution fees–Note 3(b)	252,095
Registration fees	5,784
Interest expense–Note 2	2,630
Total Expenses	**613,442**
Investment Income–Net	**427,078**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	4,037,575
Net realized gain (loss) on financial futures	57,238
Net Realized Gain (Loss)	**4,094,813**
Net unrealized appreciation (depreciation) on investments (including $13,550 net unrealized appreciation on financial futures)	14,284,673
Net Realized and Unrealized Gain (Loss) on Investments	**18,379,486**
Net Increase in Net Assets Resulting from Operations	**18,806,564**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income–net	427,078	306,755
Net realized gain (loss) on investments	4,094,813	(96,500)
Net unrealized appreciation (depreciation) on investments	14,284,673	32,978,415
Net Increase (Decrease) in Net Assets Resulting from Operations	**18,806,564**	**33,188,670**
Dividends to Shareholders from ($):		
Investment income–net	–	(277,744)
Net realized gain on investments	(284,760)	(883,850)
Total Dividends	**(284,760)**	**(1,161,594)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	92,942,409	198,696,676
Dividends reinvested	284,760	1,161,594
Cost of shares redeemed	(47,580,079)	(94,525,311)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**45,647,090**	**105,332,959**
Total Increase (Decrease) in Net Assets	**64,168,894**	**137,360,035**
Net Assets ($):		
Beginning of Period	179,453,831	42,093,796
End of Period	**243,622,725**	**179,453,831**
Undistributed investment income–net	427,078	23,306
Capital Share Transactions (Shares):		
Shares sold	6,789,529	17,713,708
Shares issued for dividends reinvested	20,516	89,497
Shares redeemed	(3,532,600)	(8,504,999)
Net Increase (Decrease) in Shares Outstanding	**3,277,445**	**9,298,206**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003	2002 [a]
Per Share Data ($):			
Net asset value, beginning of period	13.11	9.58	12.50
Investment Operations:			
Investment income−net [b]	.03	.04	.03
Net realized and unrealized gain (loss) on investments	1.24	3.58	(2.94)
Total from Investment Operations	1.27	3.62	(2.91)
Distributions:			
Dividends from investment income−net	−	(.02)	(.01)
Dividends from net realized gain on investments	(.02)	(.07)	−
Total Distributions	(.02)	(.09)	(.01)
Net asset value, end of period	14.36	13.11	9.58
Total Return (%)	9.69 [c]	37.78	(23.25) [c]
Ratios/Supplemental Data (%):			
Ratio of expenses to average net assets	.30 [c]	.60	.40 [c]
Ratio of net investment income to average net assets	.21 [c]	.33	.27 [c]
Portfolio Turnover Rate	21.03 [c]	32.49	117.52 [c]
Net Assets, end of period ($ x 1,000)	243,623	179,454	42,094

[a] From May 1, 2002 (commencement of operations) to December 31, 2002.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Small Cap Stock Index Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to match the performance of the Standard & Poor's SmallCap 600 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge.

The portfolio accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown on the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: ordinary income $753,258 and long-term capital gains $408,336. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the 'Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2004 was approximately $366,200, with a related weighted average annualized interest rate of 1.44%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ('Agreement") with the Manager, the investment advisory fee is computed at the annual rate of .35 of 1% of the value of the portfolio's average daily net assets and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all of the expenses of the portfolio except management fees, Distribution Plan fees, taxes, interest expenses, brokerage commissions, fees and expenses of independent counsel to the portfolio and the non-interested Board members, and extraordinary expenses. In addition, the Manager has also agreed to reduce its fee in an amount equal to the portfolio's allocated portion of the accrued fees and expenses of non-interested board members and fees and expenses of independent counsel to the portfolio.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the portfolio pays the Distributor for distributing their shares, for servicing and/or maintaining shareholder accounts and for advertising and marketing. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the portfolio's average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2004, the portfolio was charged $252,095 pursuant to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: investment advisory fees $63,640 and Rule 12b-1 distribution plan fees $45,458.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended June 30, 2004, amounted to $84,461,969 and $42,650,168, respectively.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2004, are set forth in the Statement of Financial Futures.

At June 30, 2004, accumulated net unrealized appreciation on investments was $48,540,475, consisting of $51,023,516 gross unrealized appreciation and $2,483,041 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 0410SA0604

Dreyfus Investment Portfolios, Technology Growth Portfolio

SEMIANNUAL REPORT June 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Investment Portfolios, Technology Growth Portfolio covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the primary portfolio manager, Mark Herskovitz.

Although the U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, most major stock-market indices generally ended the reporting period only slightly higher than where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and potentially higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF PERFORMANCE

Mark Herskovitz, Primary Portfolio Manager

How did Dreyfus Investment Portfolios, Technology Growth Portfolio perform relative to its benchmarks?

For the six-month period ended June 30, 2004, the portfolio's Initial shares produced a total return of –2.30%, and its Service shares produced a total return of –2.44%.[1] The portfolio's benchmarks, the Morgan Stanley High Technology 35 Index (the "MS High Tech 35 Index") and the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced total returns of 3.77% and 3.44%, respectively, over the same period.[2,3]

Technology stocks generally produced only modest gains during the first half of 2004 as investors grew more concerned about inflationary pressures and higher equity valuations in a mature business environment. The portfolio produced lower returns than its benchmarks, primarily because of disappointments among a number of holdings and lack of exposure to some of the MS High Tech 35 Index's better-performing stocks.

What is the portfolio's investment approach?

The portfolio seeks capital appreciation by investing at least 80% of its assets in growth companies of any size that we believe are leading producers or beneficiaries of technological innovation. These investments may include companies in the computer, semiconductor, electronics, communications, health care, biotechnology, computer software and hardware, electronic components and systems, networking and cable broadcasting, telecommunications, defense and aerospace, and environmental sectors.

When evaluating investment opportunities, we first assess economic and market conditions in an attempt to identify trends that we believe are likely to drive demand within the various technology-related sectors. The more attractive sectors are overweighted. Second, we strive to identify the companies that are most likely to benefit from these overall trends. Typically, these companies are leaders in their market segments and are characterized by rapid earnings or revenue growth and dominant market shares. We conduct extensive fundamental

research to understand these companies' competitive advantages and to evaluate their ability to maintain their leadership positions over time.

This process enables us to identify the stocks of what we believe are leading technology companies for the portfolio. Many of those stocks are considered core holdings that we believe will lead their industry segments over the long term. We complement these positions with non-core holdings that we believe can provide above-average gains over a shorter time frame.

Although the portfolio looks for companies with the potential for strong earnings or revenue growth rates, some of the portfolio's investments may currently be experiencing losses. Moreover, the portfolio may invest in small-, mid- and large-cap securities in all available trading markets, including initial public offerings ("IPOs").

What other factors influenced the portfolio's performance?

General optimism among investors about the economic recovery and higher corporate technology spending during the first quarter of 2004 gave way to heightened concerns in the second quarter that resurgent inflationary pressures and higher interest rates might affect corporate earnings. Many investors apparently have begun to worry that many technology companies will be unable to match their recent growth rates as the economic cycle progresses. Indeed, on average, technology companies produced an annualized growth rate in the single digits during the first half of the year.

In this environment, a number of semiconductor and semiconductor equipment manufacturers — including Intel, KLA-Tencor, STMicroelectronics and Novellus Systems — were hurt by lower-than-expected earnings stemming from unexpectedly high costs of factory construction and research and development. Similarly, data storage companies such as Emulex, Qlogic, EMC and Sandisk suffered from supply-and-demand imbalances and a lack of pricing power. The fund also did not own or participate fully in the gains of some of the MS High Tech 35 Index's better performers, many of which were "turnaround stories" in the communications services area that did not meet our investment criteria.

On the other hand, the portfolio scored a number of successes during the first half of 2004. In the telecommunications area, fiber optics manufac-

turer Corning, equipment provider Adtran and wireless handset maker Motorola fared well amid the recovery of corporate spending. Digital entertainment company AU Optronics and network providers Avaya and Juniper Networks also gained value as business conditions improved. The portfolio's non-traditional technology holdings in the health care sector, such as prosthetics manufacturer Zimmer and generic drug producer Teva Pharmaceutical Industries, also helped boost the portfolio's returns. In addition, the portfolio's underweighted position in the technology services area enabled it to avoid the full brunt of the sector's weakness.

What is the fund's current strategy?

Because we value long-term success more than short-term results, we have continued to focus primarily on leading technology companies with strong business fundamentals. Although this strategy may constrain the portfolio's returns during periods in which traders and speculators drive up the stock prices of companies we consider fundamentally unattractive, we believe it is an effective and prudent way to generate value over time.

July 15, 2004

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Technology Growth Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

The portfolio's share price is likely to be more volatile than that of portfolios that do not concentrate in one sector. The technology sector involves special risks, such as the faster rate of change and obsolescence of technological advances, and has been among the most volatile segments of the market.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

2 *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley High Technology 35 Index is an unmanaged, equal dollar-weighted index of 35 stocks from the electronics-based subsectors.*

3 *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks–95.6%	Shares	Value ($)
Computer Services–4.1%		
Accenture	80,000 [a]	2,198,400
Automatic Data Processing	72,500	3,036,300
		5,234,700
Data Storage–4.0%		
EMC	165,000 [a]	1,881,000
Network Appliance	150,100 [a]	3,231,653
		5,112,653
Hardware–6.4%		
Dell	130,700 [a]	4,681,674
Lexmark International	35,000 [a]	3,378,550
		8,060,224
Health Care–9.7%		
Amgen	40,400 [a]	2,204,628
Genentech	45,000 [a,b]	2,529,000
Teva Pharmaceutical Industries, ADR	51,600	3,472,164
Zimmer Holdings	46,500 [a]	4,101,300
		12,307,092
Internet–5.9%		
eBay	44,500 [a]	4,091,775
Yahoo!	92,200 [a]	3,349,626
		7,441,401
Networking–5.9%		
Cisco Systems	194,000 [a]	4,597,800
Juniper Networks	116,500 [a]	2,862,405
		7,460,205
Semiconductors–24.3%		
AU Optronics	173,250 [b]	2,830,905
Broadcom, Cl. A	56,500 [a,b]	2,642,505
Intel	92,500	2,553,000
Linear Technology	74,000	2,920,780
Microchip Technology	100,000	3,154,000
QUALCOMM	45,000	3,284,100
STMicroelectronics, ADR	87,100	1,917,071
Taiwan Semiconductor Manufacturing	2,396,962	3,452,766
Texas Instruments	70,000	1,692,600
United Microelectronics, ADR	660,700 [a]	2,847,617

Common Stocks (continued)	Shares		Value ($)
Semiconductors (continued)			
Xilinx	103,800		3,457,578
			30,752,922
Semiconductor Equipment—2.2%			
Applied Materials	93,000	a	1,824,660
KLA-Tencor	20,000	a	987,600
			2,812,260
Software—20.6%			
Adobe Systems	72,600		3,375,900
Check Point Software Technologies	93,000	a	2,510,070
Cognos	43,500	a	1,572,960
Electronic Arts	42,500	a	2,318,375
Mercury Interactive	33,000	a	1,644,390
Microsoft	140,900		4,024,104
Oracle	177,900	a	2,122,347
Red Hat	50,000	a,b	1,148,500
SAP, ADR	70,400		2,943,424
Symantec	100,600	a	4,404,268
			26,064,338
Telecommunication Equipment—12.5%			
ADTRAN	82,800		2,763,036
Amdocs	133,000	a	3,116,190
Avaya	176,000	a	2,779,040
Comverse Technology	38,500	a	767,690
Corning	243,000	a	3,173,580
Motorola	175,000		3,193,750
			15,793,286
Total Common Stocks			
(cost $99,715,023)			**121,039,081**

Other Investments—6.5%			
Registered Investment Companies:			
Dreyfus Institutional Cash Advantage Fund	2,756,573	c	2,756,573
Dreyfus Institutional Cash Advantage Plus Fund	2,756,573	c	2,756,573
Dreyfus Institutional Preferred Plus Money Market Fund	2,756,572	c	2,756,572
Total Other Investments			
(cost $8,269,718)			**8,269,718**

Investment of Cash Collateral for Securities Loaned—4.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $5,925,000)	5,925,000 c	**5,925,000**
Total Investments (cost $113,909,741)	**106.8%**	**135,233,799**
Liabilities, Less Cash and Receivables	**(6.8%)**	**(8,604,480)**
Net Assets	**100.0%**	**126,629,319**

[a] *Non-income producing.*

[b] *A portion of these securities are on loan. At June 30, 2004 the total market value of the portfolio's securities on loan is $5,755,847 and the total market value of the collateral held by the portfolio is $5,925,000.*

[c] *Investments in affiliated money market mutual funds.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $5,755,847)–Note 1(c)		
Unaffiliated issuers	99,715,023	121,039,081
Affiliated issuers	14,194,718	14,194,718
Cash		212,473
Cash denominated in foreign currencies	9,985	9,794
Dividends and interest receivable		111,600
Receivable for shares of Beneficial Interest subscribed		10,466
Prepaid expenses		2,457
		135,580,589
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		82,535
Liabilities for securities on loan–Note 1(c)		5,925,000
Payable for investment securities purchased		2,901,666
Payable for shares of Beneficial Interest redeemed		9,973
Accrued expenses		32,096
		8,951,270
Net Assets ($)		**126,629,319**
Composition of Net Assets ($):		
Paid-in capital		237,993,480
Accumulated investment (loss)–net		(239,857)
Accumulated net realized gain (loss) on investments		(132,447,937)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		21,323,633
Net Assets ($)		**126,629,319**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	99,130,492	27,498,827
Shares Outstanding	11,690,387	3,276,269
Net Asset Value Per Share ($)	**8.48**	**8.39**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):

Income:

Cash dividends (net of $27,103 foreign taxes withheld at source):

Unaffiliated issuers	210,715
Affiliated issuers	34,137
Income from securities lending	53,780
Total Income	**298,632**

Expenses:

Investment advisory fee–Note 3(a)	472,063
Distribution fees–Note 3(b)	27,967
Professional fees	18,640
Custodian fees–Note 3(b)	12,229
Prospectus and shareholders' reports	2,959
Trustees' fees and expenses–Note 3(c)	2,346
Shareholder servicing costs–Note 3(b)	1,694
Registration fees	75
Miscellaneous	516
Total Expenses	**538,489**
Investment (Loss)–Net	**(239,857)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	(2,738,298)
Net realized gain (loss) on forward currency exchange contracts	1,015
Net Realized Gain (Loss)	**(2,737,283)**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(457,332)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,194,615)**
Net (Decrease) in Net Assets Resulting from Operations	**(3,434,472)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment (loss)–net	(239,857)	(370,347)
Net realized gain (loss) on investments	(2,737,283)	(4,754,756)
Net unrealized appreciation (depreciation) on investments	(457,332)	37,520,239
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,434,472)**	**32,395,136**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	11,550,633	36,338,606
Service shares	13,516,446	13,834,855
Cost of shares redeemed:		
Initial shares	(12,125,323)	(15,509,117)
Service shares	(2,672,311)	(5,838,062)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**10,269,445**	**28,826,282**
Total Increase (Decrease) in Net Assets	**6,834,973**	**61,221,418**
Net Assets ($):		
Beginning of Period	119,794,346	58,572,928
End of Period	**126,629,319**	**119,794,346**
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	1,300,954	4,840,888
Shares redeemed	(1,411,791)	(2,218,978)
Net Increase (Decrease) in Shares Outstanding	**(110,837)**	**2,621,910**
Service Shares		
Shares sold	1,570,649	1,831,925
Shares redeemed	(311,487)	(827,479)
Net Increase (Decrease) in Shares Outstanding	**1,259,162**	**1,004,446**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2004	Year Ended December 31,				
Initial Shares	(Unaudited)	2003	2002	2001	2000	1999[a]
Per Share Data ($):						
Net asset value, beginning of period	8.68	5.75	9.49	14.19	19.45	12.50
Investment Operations:						
Investment (loss)–net[b]	(.01)	(.03)	(.04)	(.02)	(.06)	(.02)
Net realized and unrealized gain (loss) on investments	(.19)	2.96	(3.70)	(4.68)	(5.18)	6.97
Total from Investment Operations	(.20)	2.93	(3.74)	(4.70)	(5.24)	6.95
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	(.02)	–
Net asset value, end of period	8.48	8.68	5.75	9.49	14.19	19.45
Total Return (%)	(2.30)[c]	50.96	(39.41)	(33.12)	(26.98)	55.60[c]
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.40[c]	.88	.89	.87	.84	.36[c]
Ratio of net investment (loss) to average net assets	(.17)[c]	(.42)	(.53)	(.15)	(.30)	(.14)[c]
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	–	–	–	–	–	.09[c]
Portfolio Turnover Rate	39.11[c]	38.22	91.47	86.25	121.88	20.01[c]
Net Assets, end of period ($ x 1,000)	99,130	102,441	52,786	94,992	139,547	65,707

[a] From August 31, 1999 (commencement of operations) to December 31, 1999.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,			
		2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	8.60	5.71	9.45	14.19	14.19
Investment Operations:					
Investment (loss)−net	(.02)[b]	(.05)[b]	(.05)[b]	(.05)[b]	−
Net realized and unrealized gain (loss) on investments	(.19)	2.94	(3.69)	(4.69)	−
Total from Investment Operations	(.21)	2.89	(3.74)	(4.74)	−
Net asset value, end of period	8.39	8.60	5.71	9.45	14.19
Total Return (%)	(2.44)[c]	50.61	(39.58)	(33.40)	−
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.53[c]	1.13	1.12	1.20	−
Ratio of net investment (loss) to average net assets	(.28)[c]	(.70)	(.77)	(.60)	−
Portfolio Turnover Rate	39.11[c]	38.22	91.47	86.25	121.88
Net Assets, end of period ($ x 1,000)	27,499	17,353	5,787	8,151	1

[a]   *The portfolio commenced offering Service shares on December 31, 2000.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Not annualized.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company, currently offering nine series, including the Technology Growth Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the portfolio receives net earnings credits of $14 during the period ended June 30, 2004, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the portfolio's Statement of Investments. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue

Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $127,396,525 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $10,860,287 of the carryover expires in fiscal 2008, $68,467,967 expires in fiscal 2009, $40,345,577 expires in fiscal 2010 and $7,722,694 expires in fiscal 2011.

The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the portfolio did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2004, Service shares were charged $27,967 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $63 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $12,229 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: investment advisory fees $75,440, Rule 12b-1 distribution fees $5,202, custodian fees $1,869 and transfer agency per account fees $24.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2004, amounted to $56,415,659 and $46,308,358, respectively.

The portfolio may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At June 30, 2004, there were no forward currency exchange contracts outstanding.

At June 30, 2004, accumulated net unrealized appreciation on investments was $21,324,058, consisting of $23,121,136 gross unrealized appreciation and $1,797,078 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Investment Portfolios, Technology Growth Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 0175SA0604